Richard D. Levy Executive Vice President & Controller	MAC A0163-039 343 Sansome Street, 3rd Floor San Francisco, CA 94104 415 222-3119 415 975-6871 Fax richard.d.levy@wellsfargo.com
May 25, 2011
VIA EDGAR AND ELECTRONIC MAIL
Stephanie Hunsaker
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4720
Washington, D.C. 20549

Re:	Wells Fargo & Company Form 10-K for Fiscal Year Ended December 31, 2010 Filed February 25, 2011 Form 10-Q for Fiscal Quarter Ended March 31, 2011 Filed May 6, 2011 File No. 001-02979
Dear Ms. Hunsaker:
In response to the comments by the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) contained in the Staff’s letter dated May 11, 2011, to Wells Fargo & Company (“Wells Fargo,” “Company,” “we,” or “our”), we submit the following information. The Staff’s comments, indicated in bold, are followed by Wells Fargo’s responses, with underlined text and strikethrough denoting proposed changes to our current disclosures.
Form 10-K for Fiscal Year Ended December 31, 2010
Regulation and Supervision, page 3
1.	You may not qualify this section by reference to the full text of the statutes, regulations and policies that are described. Please confirm that you will not qualify this section in future filings.
Wells Fargo response:
We confirm that in our future filings we will not qualify the Regulation and Supervision section by reference to the text of the statutes, regulations and policies described in that section.

Stephanie Hunsaker
May 25, 2011

Item 1A.	Risk Factors, page 13
2.	Many of your risk factor discussions are too vague to be meaningful to investors. For example:
a.	“Our financial results and condition may be adversely affected by difficult and business economic conditions...;”

b.	“Financial and credit markets may experience a disruption...;”

c.	“Higher charge-offs and worsening credit conditions could require us to increase our allowance...;” and

d.	“Our ability to grow revenue and earnings will suffer if we are unable to sell more products to customers.”
Those are only examples. Please provide draft disclosure to be included in future filings expanding your risk factors discussion to identify any specific situations that make you particularly vulnerable to the identified risks, including regulatory changes. Additionally, provide a more specific discussion of the potential consequences.
Wells Fargo response:
We believe that our risk factors disclosure contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Form 10-K”) appropriately described the most significant risk factors facing the Company as required by Item 503(c) of Regulation S-K. However, we have refined our risk factors disclosure in response to the Staff’s comment. Exhibit A attached to this letter sets forth a draft of the Risk Factors section, substantially as it would appear in our future filings to the extent the risks remain relevant, marked to show the changes to the version of such section contained in the 2010 Form 10-K. We note that the draft disclosure includes updates for changes since the 2010 Form 10-K.

Item 7A.	Quantitative and Qualitative Disclosures About Market Risk, page 16
3.	We refer to your disclosure under “Financial Review — Risk Management” on page 61 of your 2010 Annual Report to Shareholders that you have incorporated by reference to your Form 10-K and note your reference to the positive performance of the “Pick-a-Pay” portfolio, which you attribute primarily to “significant modification efforts.” Please provide proposed disclosure to be included in future filings clarifying the extent to which these modification efforts resulted from settlement agreements with state regulators.

Stephanie Hunsaker
May 25, 2011

Wells Fargo response:
We have been performing loan modifications on the Pick-a-Pay portfolio since the beginning of 2009 and have completed over 85,000 modifications through first quarter of 2011. Included in these results is our participation in the U.S. Treasury Department’s Home Affordability Modification (HAMP and HAMP-PRA) programs. As a participant in the HAMP programs, we are required to utilize the HAMP modification first to help customers stay in their homes. As of October 1, 2010, we entered into agreements with eight attorneys general and subsequently entered into agreements with two additional attorneys general, covering the majority of our option payment loan portfolio. These agreements require that we offer modifications (both HAMP and proprietary) to eligible customers with the option payment loan product through June 2013. In response to these agreements, we developed an enhanced proprietary modification product that allows for various means of principal forgiveness along with changes to other loan terms. Given that these agreements cover all modification efforts to eligible customers for the applicable states, approximately 60% of our modifications (both HAMP and proprietary) for our option payment loan portfolio performed in the first quarter of 2011 are consistent with these agreements.
We will revise our future filings as follows:
We offer the U.S. Treasury Department’s Home Affordability Modification (HAMP and HAMP-PRA) and proprietary modification programs to our real estate 1-4 family mortgage borrowers. As a participant in the HAMP programs, we are required to utilize the HAMP modification first to help customers stay in their homes. In second quarter 2011, we completed more than XX proprietary and HAMP Pick-a-Pay loan modifications and have completed more than XX modifications since the Wachovia acquisition, resulting in $XX billion of principal forgiveness to our Pick-a-Pay customers. As announced in October 2010, we entered into agreements with certain state attorneys general whereby we have agreed to offer loan modifications to eligible Pick-a-Pay customers through June 2013. These agreements cover the majority of our option payment loan portfolio and require that we offer modifications (both HAMP and proprietary) to eligible customers with the option payment loan product. In response to these agreements, we developed an enhanced proprietary modification product that allows for various means of principal forgiveness along with changes to other loan terms. Given that these agreements cover all modification efforts to eligible customers for the applicable states, a majority of our modifications (both HAMP and proprietary) for our option payment loan portfolio performed in the second quarter 2011 are consistent with these agreements.
Financial Review
Table 7: Noninterest Income, page 45
4.	We note the significant fluctuations in the account “net gains from trading activities,” during the three years ended December 31, 2010. Please tell us and expand your disclosures in future filings to provide a discussion of the following:

Stephanie Hunsaker
May 25, 2011

a.	Describe the key drivers of the activity in this line item.

b.	Discuss the underlying causes of the variations in this account from year to year. For example, revenues declined 38 percent in 2010 from 2009, but increased 872% in 2009 as compared to 2008 and no discussion appears to be provided analyzing the results.

c.	Discuss how revenues are earned from trading activities. For example, disclose whether the results are mainly fee based, or primarily driven by changes in fair value of the trading positions held.
Wells Fargo response:
The primary purpose of our trading businesses is to accommodate customers in management of their market price risks. Net gains from trading activities are attributable to the following types of activity:

	Net gains (losses) from trading activities
(in millions)	2010	2009	2008(1)

Customer accomodation trading	1,455	1,919	346
Proprietary trading	(129)	279	(77)
Economic hedges and other	322	476	6

Total net trading gains	1,648	2,674	275

(1)	Represents only legacy Wells Fargo activity as Wachovia acquisition occurred on December 31, 2008.
Categorization of net gains from trading activities in the above table is based upon our own definition of these categories, as further described below, because no uniform definitions currently exist. Accordingly, categorization by other industry participants and ultimately by regulations that finalize the definition of proprietary trading under the Volcker Rule (see our response to comment 9 in this Letter) may differ from our own definitions.
Customer accommodation trading represents net gains related to cash and derivative trading positions that were executed on behalf of or driven by the needs of our customers. The majority of the activity is where we serve as intermediary between buyer and seller. For example, we may enter into financial instruments with customers that they use for risk management purposes and typically offset our exposure on such contracts by entering into separate instruments. Customer accommodation trading also includes net gains related to market-making activities in which we take positions to facilitate expected customer order flow. Customer accommodation net trading gains are primarily attributable to bid-offer spread differences and the decrease in net gains in 2010 from 2009 was due to narrower bid-offer spread levels in 2010.
Proprietary trading consists of cash and derivative trading positions executed for our own account with the objective of benefiting from market expectations or price differentials between financial instruments and markets. Accordingly, it does not include customer-driven activities or economic hedge positions used for our own balance sheet risk management activities. Gains

Stephanie Hunsaker
May 25, 2011

(losses) from proprietary trading are attributed solely to changes in fair value of the positions, and the decrease in net gains in 2010 from 2009 was due to market movements and lower volume of activity attributable to our continued reduction or exiting of proprietary trading positions.
Economic hedges and other consists primarily of cash or derivative positions used to facilitate certain of our balance sheet risk management activities that did not qualify for hedge accounting or was not designated in a hedge accounting relationship. This activity includes securities which we elected to carry at fair value with changes in fair value recorded to earnings in order to mitigate accounting measurement mismatches or avoid embedded derivative accounting complexities.
The significant variation in net gains from trading activities for the year ended 2009 compared to the year ended 2008 is attributable to business activities acquired as part of the Wachovia acquisition, the results of which were not included in our 2008 net gains from trading activities, as explained in our 2009 Form 10-K filing.
We will revise our future filings to include disclosures related to net gains on trading activities consistent with the above information.
Risk Management — Credit Risk Management, page 54
Table 25: Home Equity Portfolios, page 63
5.	We note your discussion of your home equity portfolio and the table showing geographic concentrations. Please respond to the following and expand your disclosures in future filings to address the following:
Wells Fargo response:

As background information, our home equity portfolio includes first lien lines of credit and junior lien loans and lines of credit secured by 1-4 family real estate, which are originated by several of our lines of business. The following table provides the detail of our home equity portfolio separated between our National Home Equity Group (NHEG) and our other lines of business at March 31, 2011:

March 31, 2011	Wells Fargo Lines of Business
(in millions)	NHEG	Other	Total

First lien lines	$19,231	2,089	21,320
Junior lien loans and lines	86,496	6,332	92,828

Home equity portfolio	$105,727	8,421	114,148

% of total home equity portfolio	93%	7%	100%

Stephanie Hunsaker
May 25, 2011

In our responses to the Staff’s comments 5.b. and 5.c., below, we have provided information for the NHEG (representing 93% of our home equity portfolio), with the expectation that we will provide disclosures for our entire home equity portfolio in future filings.
a.	Tell us whether you are able to track whether the first lien position is in default, regardless of whether you hold the first lien loan. If so, please tell us the results of that data and consider providing disclosure of this information in future filings.
Wells Fargo response:
We are not able to develop statistics on first liens serviced by third parties that are in front of our junior liens. When the first lien is held by a third party, we can obtain an indication that a first lien is in default through information reported to credit bureaus. However, because borrowers may have more than one mortgage reported on the credit report and there is not a corresponding property address associated with reported mortgages, we are unable to associate a specific first lien with our junior lien. The only communication we receive directly from the first lien holder for our junior lien is notification at the time of foreclosure sale.
b.	Tell us and disclose the percentage of the home equity loan portfolio where you also hold the first lien.
Wells Fargo response:
As of March 31, 2011, 18% of our NHEG balances are in first lien position, 41% are in junior lien position behind Wells Fargo owned or serviced first liens and 41% are in junior lien position behind third party first liens.
c.	Tell us whether the default and delinquency statistics for the home equity loans where you also hold the first lien show a different trend than situations where you do not also hold the first lien loan.
Wells Fargo response:
Our NHEG junior lien portfolio has lower delinquency and loss rates when Wells Fargo owns or services the related first liens compared to when we do not own or service the related first liens. Delinquency and loss rates for our NHEG junior liens at March 31, 2011, are as follows:

March 31, 2011
	Two or more
Statistics for Wells Fargo owned/serviced	payments	Loss rate
vs. third party owned/serviced	past due	(annualized)
Junior lien behind Wells Fargo owned or serviced first lien	2.80%	3.88
Junior lien behind third party first lien	3.62	4.64

Stephanie Hunsaker
May 25, 2011

d.	Tell us and enhance disclosures in future filings to provide a discussion of how many borrowers are only paying the minimum amount due on the home equity loan.
Wells Fargo response:
In March 2011, for our total home equity portfolio, approximately 91% of our borrowers with outstanding balances paid at least the minimum amount due, which included 41% of our borrowers paying only the minimum amount due. We will include this disclosure in future filings.
e.	Describe the terms of the home equity loans in more detail. For example, tell us how long the draw periods are for the loans and provide data on when the loans convert to amortizing.
Wells Fargo response:
The majority of our junior lien loan products are amortizing payment loans with fixed interest rates and repayment terms that range between 5 to 30 years. Junior lien loans with balloon payments at the end of the repayment term represent a small portion of our junior lien loans.
Our first and junior lien lines of credit products generally have a draw period of 10 years (there are some legacy products with draw periods of 15 or 20 years) with variable interest rates and payment options during the draw period of 1) interest only or 2) 1.5% of total outstanding balance. The borrower has the option of converting all or a portion of the line from a variable interest rate to a fixed rate advance during the draw period with repayment terms of interest-only payment for a fixed term ranging from 3 to 7 years or a fully amortizing payment option with a fixed term that ranges from 5 to 30 years. At the end of the draw period, a line of credit generally converts to an amortizing payment loan with repayment terms of up to 30 years based on the balance at time of conversion. At our discretion, a line of credit may renew if the borrower requests and qualifies for the renewal using then current underwriting policies.
The following table includes the amount of the total home equity portfolio lines of credit scheduled to have the draw period end by December 31 for the years shown below:

(in millions)

2011	$709
2012	999
2013	3,274
2014	6,286
2015	10,929
2016	12,732
Thereafter	60,826

Stephanie Hunsaker
May 25, 2011

f.	Tell us whether the default and delinquency statistics for amortizing loans show a different trend than situations where the home equity loans have not converted to amortizing.
Wells Fargo response:
As detailed in our response to the Staff’s comment 5.e., above, a majority of our total home equity lines of credit are in their draw period. Our delinquency statistics show a higher level of delinquency for converted amortizing payment loans when compared to lines of credit in the draw period. The delinquency statistics at March 31, 2011, are as follows:

March 31, 2011
	Lines
	converted to	Lines of
	amortizing	credit in
Delinquency Statistics	loans	draw period

By delinquency status:
Current	91.76%	97.24
30-59 DPD	1.63	0.70
60-89 DPD	1.22	0.44
90+ DPD	5.39	1.62

Total home equity portfolio	100.00%	100.00
Our default experience is similar to our delinquency statistics, above, when comparing converted amortizing payment loans to lines of credit that are in the draw period.
Liability for Mortgage Loan Repurchase, page 72
6.	We note your disclosure that there may be a range of reasonably possible losses in excess of the estimated mortgage purchase liability that cannot be estimated with confidence. We do not believe that the criteria “with confidence” is consistent with the guidance in ASC 450. Please either provide an estimated range of reasonably possible loss, or provide disclosure that you are unable to estimate the loss or range of possible loss without the qualifier “with confidence.” We also note your disclosure that the level of repurchase demands is down from a year ago. We believe that as time goes on and you have gained more experience in resolving the claims, you should be able to provide an estimate of reasonably possible losses in excess of the estimated liability.

Stephanie Hunsaker
May 25, 2011

Wells Fargo response:

We will revise future filings as follows:
The mortgage repurchase liability of $XX at June 30, 2011, represents our best estimate of the probable loss for various representations and warranties in the contractual provisions of our sales of mortgage loans. ~~There may be a range of possible losses in excess of the estimated liability that cannot be estimated with confidence.~~ When establishing a liability for mortgage repurchases, the Company determines a range of losses that is both probable and estimable, and records the amount it considers to be the best estimate within the range. The high end of the range of mortgage repurchase losses in excess of the Company’s best estimate within the range of losses used in establishing the total mortgage repurchase liability was $XX as of June 30, 2011. For these matters and others where an unfavorable outcome is reasonably possible but not probable, there may be a range of possible losses in excess of the established liability that cannot be estimated.
7.	We note footnote two to your table of unresolved repurchase demands and mortgage insurance recessions indicates that to the extent mortgage insurance is rescinded by the mortgage insurer, the lack of insurance may result in a repurchase demand from the investor. Please respond to the following:
a.	Clarify where investor repurchase demands due to lack of insurance show up in the table;
Wells Fargo response:
When investor demands are received due to lack of mortgage insurance, they are reported in the outstanding repurchase demand table based on the applicable investor category for the loan (GSE or private).
b.	Tell us the counterparties for which you typically would provide the representations about mortgage insurance (private versus GSEs) and whether this is one of the breaches of the representations and warranties provided that results in a large number of repurchase demands;
Wells Fargo response:
We typically make representations about mortgage insurance in our loan sales to the GSEs and to private investors to the extent there are loans that have loan to value ratios in excess of 80% which require mortgage insurance. For the year ended December 31, 2010, approximately 20% of our repurchase demands from GSEs have had mortgage insurance rescission as one of the reasons for the repurchase demand. Repurchase demands from private investors due to mortgage insurance rescissions have been insignificant.
c.	Tell us whether you have statistics on the percentage of mortgage insurance rescissions that actually result in repurchase demands;

Stephanie Hunsaker
May 25, 2011

Wells Fargo response:
Of all mortgage insurance rescission notices received in 2010, approximately 65% have resulted in repurchase demands. Not all mortgage insurance rescissions received in 2010 have been completed through the appeals process with the mortgage insurer and upon successful appeal, we work with the investor to rescind the repurchase demand.
d.	Tell us whether the holder of the mortgage is also aware of the mortgage insurance rescission, as well as whether you have an obligation to report the mortgage insurance rescission to the purchaser of the mortgage;
Wells Fargo response:
For private investors, Wells Fargo notifies the investor of the rescinded primary mortgage insurance policy as set forth in the investor agreement. Wells Fargo is obligated to report to the GSEs any breach of a seller’s warranty (a rescinded primary mortgage insurance policy would be deemed such a breach if not successfully resolved) identified through our post-delivery quality control reviews. In some cases, the GSEs may be notified of the rescission from the mortgage insurer directly. Given the increased level of primary mortgage insurance rescission activity in the industry, the GSEs have recently been working with servicers to more clearly define their expectations and timelines around the primary mortgage insurance resolution process.
e.	Tell us when and how you establish reserves for mortgage insurance rescissions, particularly where there is not a repurchase demand; and
Wells Fargo response:
The mortgage repurchase liability represents our best estimate of the probable loss for various representations and warranties in the contractual provisions of our sales of mortgage loans. This repurchase liability is initially recognized at fair value when the loans are sold. After initial recognition, the liability is updated based on our observations of factors and trends that drive losses on repurchases. Our process to update the repurchase liability includes a projection for future demands that are considered probable based on current trends and conditions and incorporates consideration of mortgage insurance rescissions for which a demand has not yet been received. We regularly compare our actual repurchase demands with projected demands, updating our estimate as necessary through our quarterly evaluation of our repurchase liability.
f.	Tell us your success rates in getting the mortgage insurer to reinstate coverage due to lack of a contractual breach.
Wells Fargo response:
For mortgage insurance rescission notices received in 2010 that have been resolved, we were successful in the mortgage insurer reinstating coverage on approximately 35% of the loans due to lack of a contractual breach.
8.	We note your disclosure that you negotiated global settlements on pools of mortgage loans of $675 million, which effectively eliminates the risk of repurchase on those loans from your outstanding servicing portfolio. Please tell us the types of

Stephanie Hunsaker
May 25, 2011

counterparties that you entered into global settlements with. Additionally, tell us whether the global settlements effectively settled all future mortgage repurchase requests for the mortgage pools in question with that counterparty, or just the existing claims that had been made on mortgages identified with defects.
Wells Fargo response:
The global settlements on pools of mortgage loans of $675 million are comprised of two settlements, one for $225 million and one for $450 million. These settlements were negotiated with two separate private investors that are large financial institutions to whom we had sold whole loans. The settlement associated with the $225 million settled just the existing claims that had been made on mortgages identified with defects. The settlement associated with the $450 million settled all future mortgage repurchase requests for this pool of loans with this counterparty.
Risk Management — Asset/Liability Management
Market Risk — Trading Activities, page 78
9.	We note your disclosure on page 78 that you take positions based on market expectations or to benefit from price differences between financial instruments and markets, as well as your disclosure on page 172 that you use derivatives, in part, to generate profits from proprietary trading. We also note the line items “net gains from trading activities” on your consolidated statement of income and your disclosure in the table on page 176 that indicates that you classify certain changes in the fair value of trading and other freestanding derivatives in various line items not clearly specified, but including “mortgage banking” noninterest income and “other” noninterest income. It is not clear, however, how much of this revenue was generated from your proprietary trading business. We believe that separate quantification of your proprietary trading revenues will provide useful information to allow readers to understand the significance of your proprietary trading activities to your overall results of operations and to more clearly understand the impact that the Volcker rule and its limitations on proprietary trading activities is expected to have on your business going forward. Accordingly, please revise your future filings to separately disclose your revenues earned from proprietary trading activities. In addition, please clearly define what you consider to represent proprietary trading activities and discuss changes you plan to implement, or have implemented, as a result of future prohibitions or limitations on this type of activity in the future.
Wells Fargo response:
Our proprietary trading activity resulted in a net loss of approximately $129 million for the year ended 2010 and a net gain of approximately $279 million for the year ended 2009. These gains and losses are reflected in net gains from trading activities in the consolidated statement of income. As noted in our response to comment 4 of this Letter, we will disclose in future filings what we consider to represent proprietary trading activity and our net gains or losses related to these activities.

Stephanie Hunsaker
May 25, 2011

We disclosed in our 2010 Form 10-K that we cannot quantify the financial impacts of the Dodd-Frank Act, including restrictions on proprietary trading by financial institutions per the Volcker Rule, due to future rulemaking required by various governmental regulatory agencies. This future rulemaking includes providing a definition of proprietary trading. In anticipation of future prohibitions or limitations on proprietary trading activity, we have reduced or exited business activities that may be considered proprietary trading in the final Volcker Rule. We believe our proprietary trading results have been and will continue to be immaterial to our financial statements. However, in the event we identify incremental material impacts to our business as a result of further rulemaking, industry interpretations or undertaking business initiatives as a result of such regulation, we will provide the requisite disclosure in future filings.
Allowance for Credit Losses, page 71
10.	Please tell us how you comply with the disclosure requirements in Item IV.B of Industry Guide 3 and/or revise future filings to disclose this information. In this regard, we note that Industry Guide 3 requires a breakdown of the ending allowance for loan losses for the past five years by category and that the loan categories included in Guide 3 appear to be similar to your classes of financing receivables.
Wells Fargo response:
In future filings, we will provide the table required under item IV.B. of Industry Guide 3, in conjunction with our narrative discussion of risk elements in the loan portfolio and the factors considered in determining the amount of the allowance for loan losses.
Note 1: Summary of Significant Accounting Policies — Impaired Loans, page 116
11.	Please revise future filings to discuss the factors you consider in determining that you will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Refer to ASC 310-10-50-15(e).
Wells Fargo response:
We will revise future filings as follows:
We consider a loan to be impaired when, based on current information and events, we determine that we will not be able to collect all amounts due according to the loan contract, including scheduled interest payments. This evaluation is generally based on delinquency information, an assessment of the borrower’s financial condition and the adequacy of collateral, if any. Our impaired loans include loans on nonaccrual status for commercial and industrial, commercial real estate (CRE), and foreign loans ~~on nonaccrual status for which we determine that we will not be able to collect all amounts due consumer, commercial and industrial, CRE, and foreign~~ and any loans modified in a TDR, on both accrual and nonaccrual status.

Stephanie Hunsaker
May 25, 2011

Note 1: Summary of Significant Accounting Policies — Purchased Credit —Impaired (PCI) Loans page 116
12.	You disclose here that modified PCI loans that are accounted for individually are considered TDRs and removed from PCI accounting if there has been a concession granted in excess of the original nonaccretable difference. Please tell us and revise future filings to disclose whether you classify these loans as impaired loans. If you do not, please explain to us why you do not and clarify your disclosure on page 116 that states that loans classified as TDRs are considered impaired loans. We note the guidance in ASC 310-30-35-10(a).
Wells Fargo response:
We include these loans in our impaired loan disclosures. We will revise future filings as follows:
Modified PCI loans that are accounted for individually are considered TDRs and removed from PCI accounting if there has been a concession granted in excess of the original nonaccretable difference. We include these TDRs in our impaired loans.
Foreclosed Assets, page 117
13.	We note your disclosure that foreclosed assets are recorded at net realizable value with a charge to the allowance for credit losses at foreclosure, and that you allow up to 90 days after foreclosure to finalize determination of net realizable value. Thereafter, changes in net realizable value are recorded to non-interest expense. Please tell us whether you record significant charges due to write-downs to net realizable value at the time of foreclosure given that ASC 310-10-35-32 requires loans where foreclosure is probable to be measured at fair value, and ASC 310-10-35-23 requires costs of sale to be considered if repayment is expected solely on the sale of the collateral.
Wells Fargo response:
For impaired commercial real estate loans, we record a write-down to net realizable value (fair value of collateral less estimated costs to sell), when we determine that a loan is probable of foreclosure. For consumer real estate loans, we record a write-down to net realizable value based on severe delinquency (normally 180 days) in accordance with regulatory guidance, which would be prior to foreclosure. Any additional write-downs due to further declines in the net realizable value are recorded with a charge to the allowance for credit losses at the time of foreclosure. As a result of these processes, we generally have not recorded significant additional write-downs due to changes in net realizable value at the time of foreclosure.
We will revise future filings as follows:
Foreclosed assets obtained through our lending activities primarily include real estate. Generally, loans have been written down to their net realizable value prior to foreclosure.

Stephanie Hunsaker
May 25, 2011

Any further reduction to their net realizable value is recorded ~~These assets are recorded at net realizable value~~ with a charge to the allowance for credit losses at foreclosure. We allow up to 90 days after foreclosure to finalize determination of net realizable value. Thereafter, changes in net realizable value are recorded to noninterest expense. The net realizable value of these assets is reviewed and updated periodically depending on the type of property.
Note 5: Securities Available for Sale, page 123
14.	You disclose that the corporate debt securities classification includes securities backed by commercial loans. You also disclose that the collateralized debt obligation classification includes securities primarily backed by commercial and other collateral. Please revise future filings to clarify the difference between securities backed by commercial loans and securities backed by commercial collateral.
Wells Fargo response:
Our investments in corporate debt securities are unsecured debt obligations issued by corporations operating in various industries and are not backed by commercial loans. We will revise future filings to reflect this clarification in our description of corporate debt securities.
Note 6: Loans and Allowance for Credit Losses, page 131
15.	We note from your disclosure on page 131 that you identified two portfolio segments, commercial and consumer, and a total of nine classes. In addition, we note that a segment is defined in ASU 2010-20 as the level at which you develop and document a systematic methodology to determine your allowance for credit losses. Given the unique characteristics of your home equity portfolio (classified as part of your real estate 1-4 family junior lien mortgage class), please tell us how you determined that your home equity portfolio did not meet the definition of a portfolio segment.
Wells Fargo response:
Our evaluation and selection of portfolio segments is based on the method used by management for determining the allowance for credit losses. We defined our portfolio segments to align with our individually risk graded (commercial) and statistically managed (consumer) methodologies used to determine our allowance for credit losses. We do not evaluate our home equity portfolio under a different or distinct methodology from the remainder of our consumer portfolio segment. Consumer non-impaired allowances are developed based on a systematic and consistent methodology of forecasting losses.

Stephanie Hunsaker
May 25, 2011

Note 8: Securitization and Variable Interest Entities, page 146
16.	We note your disclosure in note two to your table of unconsolidated variable interest entities (VIE’s) with which you have significant continuing involvement, but are not the primary beneficiary on pages 148-149. We note that your loan to the VIE represents over 97% of the VIE’s assets. Please tell us the facts and circumstances related to these transactions including the primary benefits related to how the transactions/trusts are structured and provide us a detailed accounting analysis which explains why you do not consolidate the VIE. Please discuss any changes in your accounting for these transactions during 2009 and 2010. Also, please tell us why you include the loan amount in the “Debt and equity interest” column in the table.
Wells Fargo response:

The loan amount relates to a series of transactions with multiple VIEs that were structured similarly by Wachovia prior to its acquisition by Wells Fargo on December 31, 2008. The VIEs were capitalized with senior and subordinate debt financing, which was used to purchase highly-rated asset backed securities collateralized by student, residential mortgage, commercial mortgage, credit card and other commercial loans. The transactions were amended in December 2009 to redistribute certain rights and responsibilities between the transaction parties. All such amendments are irrevocable and permanently affect the rights and responsibilities of the parties involved with these entities.
We provide senior financing to the VIEs. Independent third parties, which include up to two lenders per VIE, provide subordinate financing to the VIEs. The subordinate financing was structured to absorb the majority of the expected variability related to the assets of the VIEs. The senior and subordinate debt financing are current, and the VIE’s have always made timely payments of contractual principal and interest.
The VIEs were primarily designed to create and pass through credit risk, and to a lesser extent, prepayment risk and market risk, associated with the collateral assets to the variable interest holders. The transactions were marketed to the subordinate lenders as an opportunity to obtain increased yield from high quality assets with credit exposure equal to their total investment. The senior loan provided an alternative and efficient means to invest in a portfolio of asset backed securities with credit enhancement provided by the subordinate loans.
Prior to the adoption of ASU 2009-17 (FAS 167), the transactions were evaluated for potential consolidation under FIN 46(R). The transactions were not consolidated because the subordinate lenders were exposed to a majority of the variability and thus, we were not the primary beneficiary. The December 2009 amendments to the transactions did not change this conclusion.
We adopted ASU 2009-17 on January 1, 2010. Based on our analysis of the requirements of ASU 2009-17, we concluded that the activities that most significantly impact the economic performance of the VIEs relate to managing the credit risk of securities held by the VIEs, including decisions to sell securities and decisions associated with the rights conveyed by the

Stephanie Hunsaker
May 25, 2011

securities to their holders. As part of our analysis we considered the fact that the proceeds of such sales may not be reinvested, therefore increasing the significance of activities associated with asset sales. These activities are performed by the subordinate lenders and other independent parties that may not be removed without cause. We do not have the right to perform these activities.
Because we do not have the ability to direct the activities that most significantly impact the economic performance of the VIEs, we are not the primary beneficiary. In coming to this conclusion we considered, in part, whether our economic risk position was aligned with our conclusion that we do not have the power to direct the activities that most significantly impact the VIEs’ economic performance. As our senior lending position was not expected to absorb significant variability created by the VIEs due to the subordinate positions held by third parties, we believe there is proper alignment between our powers and our risks. Our continuous reassessment of whether we are the primary beneficiary of the VIEs has not changed our conclusion.
The amounts in the column entitled “Debt and equity interests” in the tables on pages 148 and 149 include debt interests in the form of both loans and securities. We will revise future filings with a footnote to these tables that indicates the amounts in the column entitled “Debt and equity interests” include debt interests in the form of both loans and securities.
17.	We note that you have debt and equity interests representing greater than 50% of the total assets in the asset-based finance structures. Please provide additional information about your involvement with these entities and provide us with a detailed accounting analysis which explains why you do not consolidate these VIEs, specifically addressing the significant debt and equity interests held in the entities and whether other rights are obtained given the size of your investments. Additionally, as part of your response, please explain what the additional $2.2 billion of other exposure represents as of December 31, 2010 and tell us why there is no carrying value asset (liability) for it, as exists at December 31, 2009.
Wells Fargo response:

Substantially all of the entities in the asset-based finance structures category relate to investments in third party asset-backed securitizations that are collateralized by auto leases or loans and cash reserves. At December 31, 2010, these transactions represent $10.8 billion of the $12.0 billion in total VIE assets, $6.0 billion of the $6.6 billion in debt and equity interests and $1.7 billion of the $2.2 billion of maximum exposure to loss related to other commitments and guarantees.
Our conclusion to not consolidate was based on an assessment of the design of the VIEs, which included consideration of the decision making activities and variable interests in the transactions. These VIEs were designed and created by third party auto financing institutions to provide a source of liquidity to fund ongoing vehicle sales operations. The third party auto institutions transfer the assets to the VIEs, and provide credit enhancement through overcollateralization and cash reserves. The third party auto institutions perform substantially all of the decision making

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May 25, 2011

activities of the VIEs through servicing the assets in the VIEs. Servicing activities include, among other things, the management of credit risk of the loan and lease receivables held by the VIEs. We do not have substantive rights to remove any of the servicers of the VIEs. Our rights as a senior lender are limited, which include the ability to approve collateral initially transferred to the VIEs and take possession of collateral upon a default event associated with our senior interest in the VIEs. We do not believe that these rights provide us with the power to direct the activities that most significantly impact the economic performance of the VIEs. Accordingly, we are not the primary beneficiary of and do not consolidate the VIEs.
Our interests in these VIEs consist of fixed-rate and variable-rate securities that are structured as single-tranche, fully amortizing, unrated bonds that are equivalent to investment-grade securities due to their significant overcollateralization. In addition to our senior interest in the securities issued, we have commitments to purchase additional senior securities to be issued by these VIEs. The unused portion of our commitment to purchase the securities is represented in the maximum exposure to loss section of the disclosure. The unfunded portion of the commitment is not recognized on our balance sheet because it does not meet the definition of a derivative in ASC 815, as the net settlement criterion is not satisfied. Specifically, net settlement of the unfunded commitment is not permitted or facilitated by contract terms or an exchange or broker market, and the securities purchased are not readily convertible to cash given they have been issued in private placement transactions.
18.	We note your disclosure on page 153 related to the table illustrating the principal balances of off-balance sheet securitized loans, including residential mortgages sold to FNMA, FHLMC, and GNMA where servicing is your only form of continuing involvement. Please tell us in more detail why you exclude loans sold to FNMA, FHLMC and GNMA in both the delinquent loans and net charge-off columns. In this regard, we note your disclosure that you would only experience a loss if you were required to repurchase a delinquent loan due to a breach in original representations and warranties from these entities, but it is unclear how your exposure would be different for the other loans in unconsolidated trusts for which your only continuing involvement is servicing.
Wells Fargo response:

We do not provide net charge-off information for loans sold to FNMA, FHLMC (collectively the “GSEs”) and GNMA because we do not service or manage the underlying real estate upon foreclosure. Upon foreclosure, foreclosed property is managed by the relevant GSE or governmental agency. As a result, we do not have access to charge-off information and do not have a requirement to report such information in our role as servicer. We do, however, have access to delinquent loan information, which we will provide in future filings. When this disclosure was originally developed in response to FSP FAS 140-4, in the fourth quarter of 2008, we considered disclosing the delinquency information for the FNMA, FHLMC and GNMA managed portfolios, but we did not consider the information meaningful to our financial statement disclosures at that point in time given that the credit risk on these loans were guaranteed by the GSEs or the government (for FHA insured and VA guaranteed loans). Given the increased risk over the past two years associated with our repurchase obligations under our

Stephanie Hunsaker
May 25, 2011

representations and warranties made to the GSEs, we now believe that reporting the delinquent loans for these portfolios is meaningful to investors. Additionally, we do not have a different exposure to loss associated with loans sold to the GSEs or GNMA compared to loans in other unconsolidated trusts for which servicing is our only continuing involvement.
We will revise future filings as follows:
The following table presents information about the principal balances of off-balance sheet securitized loans for which we were the transferor and have continuing involvement, including residential mortgages sold to FNMA, FHLMC, and GNMA and securitizations where servicing is our only form of continuing involvement. Delinquent loans include loans 90 days or more past due and still accruing interest as well as nonaccrual loans. In securitizations where servicing is our only form of continuing involvement, we would only experience a loss if required to repurchase a delinquent loan due to a breach in representations and warranties associated with our loan sale or servicing contracts. ~~Delinquent loans and~~ Net charge-offs exclude loans sold to FNMA, FHLMC and GNMA as we do not service or manage the underlying real estate upon foreclosure and, as such, do not have access to net-charge off information. ~~We continue to service those loans and would only experience a loss if require to repurchase a delinquent loan due to a breach in original representations and warranties associated with their required underwriting standards~~.
19.	We note that you consolidate certain nonconforming residential mortgage loan securitizations, as described further on page 155, but also have significant amounts of nonconforming residential mortgage loan securitizations that are not consolidated. Based on the disclosures provided on page 155, the nature of the variable interests held in the consolidated VIEs includes beneficial interests issued by the VIE, mortgage servicing rights and recourse or repurchase reserve liabilities. Based on the disclosures provided in the table on page 148 for the non-consolidated VIEs, you appear to have some of the same variable interests in those entities. Therefore, please tell us and revise future filings to describe in more detail the key differences in the nature/amount of the variable interests held, or the powers you have and how they are obtained, that resulted in the consolidation of only certain of your nonconforming residential mortgage securitizations.
Wells Fargo response:

We do not consolidate the nonconforming residential mortgage loan securitization structures disclosed in the table on page 148 because we do not hold variable interests that we consider potentially significant. We worked closely with industry participants and the accounting profession to develop a framework to assess the potential significance of our variable interests in a VIE. When we evaluate the potential significance of a variable interest, we consider both qualitative and quantitative factors, including the nature, size and form of our interest. For example, variable interests in a VIE may not exceed five to 10% of the total par amount of VIE assets depending on the credit rating and seniority of our interests without being considered a “potentially significant interest”. If our interests are investment grade, we may hold interests up

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May 25, 2011

to the 10% threshold. At the time of acquisition, if our interests are below investment grade and not the most senior in priority, excluding residual interests, we may only hold interests up to the 5% threshold. If the credit rating of the interests issued by the VIE deteriorates, we measure the threshold based on the level of seniority of our interests. Residual interests may not exceed more than a de minimis amount without being considered a “potentially significant interest”.
For our consolidated structures, such interests held are either senior or subordinate securities held in an amount that is deemed significant. For our non-consolidated structures, we either do not hold any variable interests, hold senior or subordinate securities in an amount that is not significant or we are not the primary servicer for a majority of the VIE assets.
We will revise future filings as follows:

RESIDENTIAL MORTGAGE LOANS Residential mortgage loan securitizations are financed through the issuance of fixed- or floating-rate-asset-backed-securities, which are collateralized by the loans transferred to a VIE. We typically transfer loans we originated to these VIEs, account for the transfers as sales, retain the right to service the loans and may hold other beneficial interests issued by the VIEs. We also may be exposed to limited liability related to recourse agreements and repurchase agreements we make to our issuers and purchasers, which are included in other commitments and guarantees. In certain instances, we may service residential mortgage loan securitizations structured by third parties whose loans we did not originate or transfer. Our residential mortgage loan securitizations consist of conforming and nonconforming securitizations.
Conforming residential mortgage loan securitizations are those that are guaranteed by GSEs, including GNMA. We do not consolidate our conforming residential mortgage loan securitizations because we do not have power over the VIEs.
The loans sold to the VIEs in nonconforming residential mortgage loan securitizations are those that do not qualify for a GSE guarantee. We may hold variable interests issued by the VIEs, primarily in the form of senior securities. We do not consolidate the nonconforming residential mortgage loan securitizations included in the table because we either do not hold any variable interests, hold variable interests that we do not consider potentially significant or are not the primary servicer for a majority of the VIE assets ~~have a variable interest that could potentially be significant or we do not have power to direct the activities that most significantly impact the economic performance of the VIE~~.

NONCONFORMING RESIDENTIAL MORTGAGE LOAN SECURITIZATIONS We have consolidated certain of our nonconforming residential mortgage loan securitizations in accordance with consolidation accounting guidance. We have determined that we are the primary beneficiary of these securitizations because we have the power to direct the most significant activities of the entity through our role as primary servicer and also hold

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May 25, 2011

variable interests that we have determined to be significant. The nature of our variable interests in these entities may include beneficial interests issued by the VIE, mortgage servicing rights and recourse or repurchase reserve liabilities. The beneficial interests issued by the VIE that we hold include either subordinate or senior securities held in an amount that we consider potentially significant.
Note 9: Mortgage Banking Activities, page 156
20.	Please tell us more specifically how the recent credit environment, which includes increased delinquencies, foreclosures and workouts, impacted your MSR valuation model. Specifically identify which assumptions were impacted and quantify the magnitude of the impact on the assumptions over the past 2 years.
Wells Fargo response:

Our MSR valuation has been impacted significantly over the past two years as a result of the recent credit environment as well as by the overall changes in mortgage interest rates. The table below provides an attribution of the quarterly MSR valuation changes:
Changes in Fair Value of MSRs carried at fair value (1)

	2009					2010					2011
($ in millions)	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1

Servicing and Foreclosure Cost Updates (2)	(506)	(91)	(441)	(371)	(1,409)	(341)	(506)	(105)	(143)	(1,095)	(214)
Prepayment speed and other cash flow/ assumption updates	(2,318)	2,406	(1,636)	1,423	(125)	(436)	(2,155)	(1,027)	1,756	(1,862)	713

Changes in Fair Value of MSRs carried at fair value (1)	(2,824)	2,315	(2,077)	1,052	(1,534)	(777)	(2,661)	(1,132)	1,613	(2,957)	499

Change in Mortgage Benchmark Rate (bps)	(0.71)	0.72	(0.33)	0.31	(0.01)	(0.14)	(0.72)	(0.28)	0.61	(0.53)	0.16

(1)	Excludes “Other changes in fair value” representing changes due to the collection/realization of expected cash flows over time.

(2)	Principally reflects changes in our estimate of future costs for servicing current and delinquent loans, unreimbursed foreclosure costs and other loan workout and preservation costs.
Our valuation includes assumptions around projected prepayments, loan defaults, unreimbursed foreclosure expenses, and our costs to service delinquent loans. We project anticipated defaults as part of our MSR valuation process, and this projection of defaults impacts the projected unreimbursed foreclosure expenses we expect to incur over the life of the servicing portfolio. In addition to the impact of increased defaults (i.e. frequency), we have also adjusted our assumptions for the higher costs (i.e. severity) we expect to experience due to the delayed foreclosure timelines, which has led to a higher level of unreimbursed costs associated with property preservation, inspection and attorney fees, and higher losses on VA loans due to declines in house prices.
Additionally, as we have had to increase the number of team members in our servicing collection and default management areas due to the higher level of delinquencies and increased loan modification activity, this increased cost to service has also been continually updated in our MSR valuation. On a quarterly basis, we evaluate our current cost to service as well as our

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May 25, 2011

projected costs given anticipated changes in staffing, which have been influenced by changes in procedures and controls around the foreclosure processes.
21.	Please tell us how the “other changes in fair value” line item is calculated. You disclose in a note to the table that this line item represents changes due to collection/realization of expected cash flows over time. Please tell us whether there are significant assumptions/estimates that go into the calculation of this component of the change in fair value of your mortgage servicing rights. Additionally, please tell us how this line item interacts with the contractually specified servicing fees indicated on page 158.
Wells Fargo response:

The “other changes in fair value” for the MSR valuation represents “economic amortization”. As we collect and realize the projected cash flows, the MSR value is reduced via economic amortization to remove these cash flows from the valuation since they have been collected/realized in the current period. The calculation is based on the beginning of the period assumptions and estimates that were used in the prior period’s MSR valuation and include prepayment speeds, defaults, contractually specified servicing fees, and servicing and foreclosure costs.
The contractually specified servicing fees reported on page 158 represent the actual servicing fees collected/realized during the period. The projection of these servicing fees is a component of our MSR valuation, but the MSR valuation discounts the projection of the cash flows to derive a net present value. The “economic amortization” interacts with these contractually specified servicing fees as an offset to recognize the decline in the net present value of the MSR as we remove the current period’s contractually specified servicing fees from the valuation. As the gross cash flows associated with the MSR are realized through the income statement, the “economic amortization” of the discounted MSR value partially offsets the gross cash flows to derive the net return on the MSR asset.
22.	We note that you have recognized significant decreases in the fair value of your mortgage servicing rights carried at fair value over the past several years, and that you have only recorded a $3 million valuation allowance for your mortgage servicing rights (MSRs) carried at amortized cost. We note that you apply the amortization method to all of your commercial MSRs and to only certain residential MSRs. Please tell us why you believe more impairments have not been necessary on your amortized MSRs. In this regard, it appears that the fair value of your amortized MSRs actually increased slightly in fair value during 2010, even after considering purchases and new MSRs resulting from securitizations or asset transfers.
Wells Fargo response:

Our commercial MSR portfolio, which accounts for most of our amortized MSRs, includes both agency multifamily and non-agency commercial loans. Most of these commercial MSRs were acquired from Wachovia and were recorded at fair value as of December 31, 2008. Over the last

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May 25, 2011

year, our commercial MSR fair value has increased slightly due primarily to lower interest rates and improvements in cash flow forecasts. While the valuations of commercial and residential MSRs are based on similar inputs, their valuations do not behave the same way primarily due to the effect of prepayments. For residential MSRs, the impact of lower interest rates has an unfavorable valuation impact resulting from higher prepayments of the underlying mortgages. Prepayment activity does not significantly impact the value of commercial MSRs because, unlike residential mortgages, commercial mortgages experience significantly lower prepayments due to certain contractual restrictions, impacting the borrower’s ability to prepay the loan balance. The residential MSRs were also negatively affected by higher servicing and foreclosure costs (as described in our response to the Staff’s comment 20). For our commercial MSR portfolio, Wells Fargo is the master/primary servicer, but not the special servicer, who has separately been awarded the right to service and work out delinquent and foreclosed loans. It is the special servicer who is affected by higher servicing and foreclosure costs. As a result, we have not seen significant increases in our commercial mortgage servicing costs.
The entire residential amortized MSR portfolio was originated in the fourth quarter of 2010. While we recorded a $3 million allowance for a particular stratification within this portfolio, all other residential and commercial amortized MSR portfolios experienced increases in fair value. See response to comment 33 for more details on the impairment recorded on this particular stratification of residential amortized MSR.
23.	We note footnote two to the amortized cost table on page 156 that the 2009 and 2008 balances consist entirely of commercial amortized MSRs. Please tell us why you have elected to account for the $400 million of new residential MSRs under the amortized cost method, when historically it appears you elected to account for most residential MSRs at fair value.
Wells Fargo response:

As part of our asset/liability risk management process, we make decisions with respect to hedging changes in the fair value of MSRs due to interest rate changes. In late 2010, we implemented a risk management strategy for certain residential MSRs retained on loans with limited prepayment and impairment risk due to historically low mortgage interest rates on the underlying loans. For the MSR on these loans, we elected the amortization method as permitted by ASC 860-50-35-5 (which allows the establishment of new classes of MSRs based on an entity’s method for managing the risk of its servicing assets).
24.	Please tell us why you net certain unreimbursed direct servicing obligations primarily associated with workout activities with servicing fees in your mortgage banking noninterest income table on page 157 and revise future filings to quantify these amounts as a separate line item or in a note to the table.
Wells Fargo response:

We net certain unreimbursed direct servicing obligations with servicing fees because we consider these costs to be part of the servicing compensation under our servicing contracts with our

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May 25, 2011

investors. Our reporting is consistent with our bank regulatory filings which require disclosure of “net servicing fees” as a separate and distinct line item within the report of income. Such regulatory guidance acknowledges that servicers typically receive certain benefits from the servicing contract and incur costs of servicing the assets. ASC 860 defines servicing activities as follows:
Servicing of mortgage loans, credit card receivables, or other financial assets commonly includes, but is not limited to, collecting principal, interest, and escrow payments from borrowers; paying taxes and insurance from escrowed funds; monitoring delinquencies; executing foreclosure if necessary; temporarily investing funds pending distribution; remitting fees to guarantors, trustees, and others providing services; and accounting for and remitting principal and interest payments to the holders of beneficial interests or participating interests in the financial assets.
As part of our contractual obligation to service loans, there are certain costs associated with these servicing activities that we incur for which we are not reimbursed by the investor. These costs are also part of our valuation of mortgage servicing rights and primarily include unreimbursed foreclosure expenses, interest shortfall paid to investors for prepayments, and interest paid to borrowers on their escrow accounts. Unreimbursed foreclosure expenses include expenses such as the first two months of interest advanced on FHA insured loans, losses on VA guaranteed loans in excess of the VA guarantee, property preservation costs, and inspection and attorney fees. Interest shortfall expense represents our contractual obligation to pay a full month of interest to the investor on loan payoffs for certain of our servicing contracts. Interest paid to borrowers on their escrow accounts is determined by state law.
We will revise our future filings as follows:
Amounts are presented net of certain unreimbursed direct servicing obligations primarily associated with foreclosure expenses and other interest costs totaling $768 million, $858 million, and $340 million, for the years ended December 31, 2010, 2009, and 2008, respectively ~~workout activities~~.
Note 14: Guarantees and Legal Actions, page 166
Loans and MHFS Sold with Recourse, page 167
25.	We note your discussion of loans and mortgages held for sale (MHFS) with recourse. Please respond to the following:
a.	Tell us the types of situations where you sell or securitize loans and provide recourse to the purchaser;

b.	Tell us whether recourse is provided in sales or securitizations where you also provide representation and warranty guarantees; and

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May 25, 2011

c.	Tell us the typical time period that the recourse provisions last and discuss the types of credit-related events which are covered by your recourse provision.
Wells Fargo response:

We provide recourse on mortgage loans sold to FNMA and FHLMC (collectively the “GSEs”) under various arrangements and programs. Most of this recourse exposure relates to loans sold to FNMA under their Delegated Underwriting and Servicing (DUS) program.

	Maximum Exposure to Loss
		Non-Investment
		Grade
(in millions as of December 31, 2010)	Total	Component

FNMA DUS program	4,236	3,487
Other GSE programs	1,238	77

Total Loans and MHFS sold with recourse	5,474	3,564

Under the FNMA DUS program, we originate or acquire multi-family residential mortgage loans and sell them to FNMA as a licensed DUS Lender. The program requires that we share in the loans’ credit exposure for the remaining life of the loans by providing recourse to FNMA in the event of borrower default, up to 33.33% of actual losses incurred on a pro-rata basis.
Under the remaining recourse arrangements, we provide limited recourse for the remaining life of single and multi-family residential mortgage loans primarily sold to the GSEs that require us to indemnify the purchaser for losses incurred due to specified events of default, usually within a fixed period of time (generally up to two years) from the transfer date, and loss sharing arrangements which generally limit our exposure to 10% of the full amount of the loss on a pro rata basis.
We also provide representation and warranty guarantees on loans sold to the GSEs under the aforementioned programs. Our loss exposure relative to these guarantees is separately considered and provided for, as necessary, in determination of our liability for mortgage loan repurchases due to violation of representations and warranties. The carrying value of this liability, which is recorded in Accrued Expenses and Other Liabilities, is $1.3 billion as of December 31, 2010.
Definitive Proxy Statement on Schedule 14A
Business Line Performance, page 63
26.	Please provide proposed disclosure to be included in future filings disclosing the business line financial performance goals applicable to Messrs. Hoyt and Oman and Ms. Tolstedt. While we note your disclosure on page 69 regarding the actual annual incentive compensation awarded to these individuals, it is unclear from your existing disclosure the extent to which such awards were based upon achievement of

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May 25, 2011

the goals that you mention in this section, or whether the HRC exercised its discretion to pay the awards, as mentioned on page 65.
Wells Fargo response:

The HRC considered the factors set forth in the bullet points on page 69 in making the 2010 annual incentive compensation award determinations for each of Messrs. Hoyt and Oman and Ms. Tolstedt. As disclosed, the HRC considered the “success in achievement of strategic objectives in the business lines” for which each of Oman, Hoyt and Tolstedt is respectively responsible, but did not separately or specifically focus on achievement of their respective business line financial performance goals. In accordance with the Commission’s Compliance and Disclosure Interpretation 118.04, as achievement of the specific business line financial performance goals for each of Oman, Hoyt and Tolstedt were not material factors in the context of the respective actual executive compensation decisions for them, such respective business line performance goals were not disclosed.
To the extent that achievement of the business line financial performance goals applicable to named executive officers is required disclosure pursuant to Item 402(b) of Regulation S-K, we will disclose such performance goals in future filings.
2010 Annual Base Salary, page 66
27.	Please tell us how reducing base salaries established a more balanced relationship between fixed and variable annual compensation by reducing the focus on short-term performance and why the HRC increased Ms. Tolstedt’s base salary in light of the overall decision to reduce base salaries from 2009 levels. Revise future filings, as appropriate.
Wells Fargo response:

The Company disclosed on page 66 that it raised base salaries for Messrs. Stumpf, Atkins, Hoyt and Oman in 2009; Ms. Tolstedt’s base salary was not increased at that time. Following the HRC’s salary review in 2010, “in February 2010, the HRC decreased the base salaries for the named executives who had 2009 increases, and increased Ms. Tolstedt’s base salary” (page 66, 2011 proxy statement). The overall decision to reduce bases salaries from 2009 levels applied to those executives who received increases in 2009. The increase in Tolstedt’s base salary was consistent with the HRC’s determination to change the pay mixture for the Company’s executive officers, including the named executives.
The Compensation Discussion & Analysis describes the HRC’s 2010 determination to change the mix of base salary and annual incentive award opportunities to reduce the focus on short-term financial performance by increasing salaries in relation to annual incentive opportunities from pre-financial crisis levels; specifically, named executives’ base salaries are higher than pre-financial crisis levels but maximum annual incentive opportunities have been reduced significantly from pre-financial crisis levels (pages 53-54 and 66-69, 2011 proxy statement). This change in compensation mixture is “intended to establish a more balanced relationship between

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May 25, 2011

fixed and variable annual compensation to reduce the focus on short-term performance” (page 66, 2011 proxy statement).
2010 Annual Incentive Compensation, page 67
28.	Please provide proposed disclosure to be included in future filings clarifying the EPS and RORCE levels used in determining the threshold, target and maximum (if any) amounts.
Wells Fargo response:

As disclosed on page 67, the HRC established the EPS and RORCE target performance measures (1) as a precondition to 2010 annual incentive awards for purposes of Section 162(m), and (2) in connection with considering actual 2010 incentive awards in amounts less than the maximum permitted under the Performance Policy. However, achievement of these “target” performance measures did not necessarily result in pay of “target” amounts: “Notwithstanding these targets, the HRC retained full discretion to adjust actual awards up or down based on actual performance” (page 67, 2011 proxy statement). Other than as described on page 67, the HRC did not establish specific 2010 EPS or RORCE levels used in determining threshold or maximum amounts for named executives.
In the event the HRC establishes specific levels of performance measures for determining threshold, target and/or maximum amounts in the future, we will disclose such levels of performance measures as required by Item 402(b) of Regulation S-K.
2010 Long-Term Incentive Compensation, page 70
29.	Please provide proposed disclosure to be included in future filings clarifying how the HRC uses compensation data from the Labor Market Peer Group in determining the amount of Performance Share awards granted to each named executive officer. For example, we note your disclosure on page 71 that the HRC benchmarks compensation between the estimated median and the 75th percentile of the Labor Market Peer Group. However, it is unclear where actual Performance Share awards fall within the range, or whether any of your named executive officers received Performance Share awards outside of this range and the reasons for any such deviations.
Wells Fargo response:

The compensation data from the Labor Market Peer Group includes base salary, annual incentive compensation target, and long-term incentive compensation (page 71, 2011 proxy statement). Labor Market Peer Group data is used in the determination of “total [emphasis added] fixed and target variable compensation for the named executives”, and not solely for Performance Share awards or any other single component of compensation in isolation (page 71, 2011 proxy statement). The Compensation Discussion & Analysis describes “fixed” compensation as consisting mainly of base salary and time-vested restricted stock awards, and “variable” compensation consisting of annual incentive compensation and performance-based long-term

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May 25, 2011

compensation (page 56, 2011 proxy statement). As described on page 71, in determining the amount of the Performance Share awards, the HRC considers (1) total estimated fixed and variable compensation between the estimated median and 75th percentile for the Labor Market Peer Group, and (2) the base salary and annual incentive compensation target for the named executives. The target Performance Share award value is “converted to shares of Company common stock using the stock price on the date of grant for the Performance Share awards” (page 71, 2011 proxy statement). Using this methodology, the HRC did not determine to award total compensation to any of the named executives outside the estimated median-to-75th-percentile range.
In future filings, we will disclose compensation benchmarking information as required by Item 402(b) of Regulation S-K (including examples provided in Item 402(b)(2)(xiv)). In the event the HRC uses compensation benchmarking data in the same manner as it did in 2010, we will provide further clarification in future filings of the relationship between Performance Share awards and the benchmarked median to 75th percentile total compensation range as discussed above, including, if applicable, any determination to pay a named executive outside of any stated benchmark range and the reasons for any such deviations.
Summary Compensation Table, page 74
30.	We note your statement in footnote four that, in accordance with SEC guidance, you have not included the RSRs granted to Ms. Tolstedt in 2010 in the table. Please tell us to what SEC guidance you are referring. Also, see Release No. 33-9089 (December 16, 2009) for guidance.
Wells Fargo response:

As disclosed in footnote (4) to the Summary Compensation Table, the RSRs granted to Ms. Tolstedt in February 2010 were for a portion of her annual incentive award for 2009 performance. In early 2009, the HRC communicated to Tolstedt the terms of her annual incentive opportunity for the 2009 performance period, with the service inception date of January 1, 2009. At the time of such communication, such award was contemplated to be paid solely in cash and not in RSRs, although the HRC had discretion under the applicable incentive plan to pay her 2009 incentive award in cash, stock, RSRs, or restricted stock or any combination thereof. Consistent with the Commission’s Compliance and Disclosure Interpretation 119.22, had Tolstedt been a named executive officer in the Company’s 2010 proxy statement, the full amount of the award would have been disclosed in the non-equity incentive plan award column of the Summary Compensation Table and in the estimated future payouts under non-equity incentive plan awards columns of the Grants of Plan-Based Awards table. The HRC exercised its discretion at the time of award payment in February 2010 to pay a portion of the award in RSRs. According to the Commission’s Compliance and Disclosure Interpretation 119.24:
In a situation in which the compensation committee’s right to exercise “negative” discretion may preclude, in certain circumstances, a grant date for the award during the year in which the compensation committee communicated the terms of the award and performance targets to the executive officer and in which the service inception date

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May 25, 2011

begins, the award should be reported in the Summary Compensation Table and Grants of Plan-Based Awards Table as compensation for the year in which the service inception date begins [emphasis added]. Notwithstanding the accounting treatment for the award, reporting the award in this manner better reflects the compensation committee’s decisions with respect to the award.
Consistent with the Commission’s guidance in the Compliance and Disclosure Interpretation’s cited above, the February 2010 RSRs awarded to Tolstedt for a portion of her 2009 annual incentive award are more appropriately considered as 2009 compensation for Tolstedt. Although Tolstedt was not a named executive officer in the 2010 proxy statement, had she been, the Company would have reflected the full amount of her 2009 annual incentive award in the non-equity incentive compensation column of the Summary Compensation Table and footnoted her receipt of RSRs as a portion of the award, similar to the Company’s disclosures in footnote (6) of the Summary Compensation Table and footnote (1) of the Grants of Plan-Based Awards table in the 2011 proxy statement.
Form 10-Q filed May 6, 2011
Capital, page 3
31.	We note your disclosure on page three that Tier I common equity reached an estimated 7.2 percent under current Basel III capital proposals. This metric appears to be a non-GAAP measure as defined by Regulation G, as this metric is not required by GAAP, Commission Rules, or banking regulatory requirements. In future filings, please clearly label this measure as non-GAAP, explain how it was derived/calculated and provide a reconciliation to the most directly comparable GAAP measure.
Wells Fargo response:

To the extent we refer to Tier 1 common equity under proposed Basel III standards in future filings, we confirm that we will label this measure as non-GAAP and provide information regarding the calculation and a reconciliation to the most directly comparable GAAP measure. Exhibit B attached to this letter sets forth a draft of the revised table, as it would appear in future filings.
Market and Industry Developments, page 3
32.	We refer to your disclosure regarding the consent orders that you have entered into with the Office of the Comptroller of the Currency and the Federal Reserve. Please file a copy of the consent orders as exhibits or, alternatively, provide a detailed analysis supporting your conclusion that you are not required to do so. Please also provide us with draft disclosure to be included in future filings describing any material impact to your future operations as a result of compliance with the consent orders.

Stephanie Hunsaker
May 25, 2011

Wells Fargo response:
For the reasons discussed below, we do not believe the consent orders, which were publicly announced by the Federal Reserve Board and the OCC on April 13, 2011, are “material contracts” required to be filed as exhibits under Item 601(b)(10) of Regulation S-K. However, we will file the consent orders as additional exhibits to our Form 10-Q for the quarter ending June 30, 2011, under Item 601(b)(99) of Regulation S-K.
We described the requirements of the consent orders in our Form 10-Q for the quarter ended March 31, 2011 under “Market and Industry Developments” on page 3 and in Note 11 (Legal Actions) to the financial statements, including certain operational changes to our servicing practices, appropriate controls and oversight over foreclosure practices, and an independent review of certain foreclosure actions. We also disclosed that although neither consent order imposed civil money penalties against us, the Federal Reserve Board and the OCC have reserved the right to impose monetary sanctions.
We currently expect the costs of complying with the consent orders (other than potential monetary penalties) will be primarily in the form of higher servicing costs from changes in our foreclosure and other servicing practices. Prior to and independent of the consent orders we made certain operational changes and took other actions to improve or enhance our servicing practices, including hiring significant additional personnel since early 2009 for our home preservation and loss mitigation efforts, and beginning in mid-2010 to assign a single point of contact for loan modifications. In addition, as disclosed on page 3 of the Form 10-Q, we have been working with our regulators for an extended period to improve our servicing and foreclosure processes. A number of our operational changes and servicing improvements were subsequently covered by the consent orders.
We also disclosed in the Form 10-Q under “Noninterest Income” on page 6 and under “Risks Relating to Servicing Activities” on page 37 that we reflected our estimate of the cost of servicing changes required to comply with the consent orders in the value of our MSRs at the end of first quarter 2011. This is consistent with our quarterly process, as described in our response to comment 20 above, of projecting changes in our servicing costs, including from anticipated changes in foreclosure and other servicing practices, and reflecting those projected cost changes in our MSR value at quarter end.
We will continue to assess the impact of complying with the consent orders on our future operations and will disclose any material impact in future filings as required.
Note 8: Mortgage Banking Activities, page 93
33.	We note your disclosure that MSRs increased $499 million during the first quarter of 2011 principally due to changes in discount rates and prepayment assumptions, as well as costs to service. Please tell us and quantify the specific assumptions that changed since December 31, 2010, and provide an explanation why the fair value of the MSRs carried at fair value increased in fair value since December 31, 2010,

Stephanie Hunsaker
May 25, 2011

while the MSRs carried at amortized cost experienced a slight increase in the valuation allowance. Additionally, we note your disclosure in footnote one to the table and believe that when there are multiple factors, with potentially offsetting changes in the valuation, the amounts due to the various factors should be separately discussed and quantified.
Wells Fargo response:
The increase in fair value for our fair value MSRs of $499 million during the first quarter of 2011 was primarily attributable to a reduction in forecasted prepayment speeds due to the increase in mortgage interest rates in the first quarter. This increase in value was partially offset by an increase to our foreclosure and servicing cost assumptions of $214 million (see response to comment 20 for the quarterly change associated with prepayment speed and other cash flow/assumption updates and servicing and foreclosure cost updates).
Consistent with the change in fair value of our fair value MSRs, the total fair value of amortized residential MSRs also increased during the first quarter from $441 million to $445 million. MSRs carried at amortized cost are periodically evaluated for impairment based on the fair value of those assets. For purposes of impairment evaluation and measurement, we stratify MSRs based on the predominant risk characteristics of the underlying loans, including investor and product type. If, by individual stratum, the carrying amount of these MSRs exceeds fair value, a valuation reserve is established. During first quarter 2011, the risk stratum for our residential amortized MSRs in GNMA securitizations experienced a minor impairment due to updated servicing and foreclosure costs assumptions reducing the fair value by more than the fair value increase due to the reduction in forecasted prepayment speeds. The servicing and foreclosure cost updates had a larger impact on this GNMA stratum (relative to the other conventional product strata) due to the higher default projections and unreimbursed foreclosure expenses associated with these products.
To the extent there are material offsetting factors impacting the change in fair value for our fair value MSRs in the future, we will provide more specific disclosures in future filings to quantify and discuss those impacts.

Stephanie Hunsaker
May 25, 2011

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Questions concerning the information set forth in this letter may be directed to me at (415) 222-3119.
Very truly yours,

/s/ RICHARD D. LEVY Richard D. Levy
Executive Vice President and Controller
(Principal Accounting Officer)

cc:	John G. Stumpf, Chairman, President and Chief Executive Officer Timothy J. Sloan, Senior Executive Vice President and Chief Financial Officer

Exhibit A
The following is a draft of the “Risk Factors” section, substantially as it would appear in future filings to the extent the risks remain relevant, marked to show the changes to the version contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010.
Risk Factors
An investment in the Company involves risk, including the possibility that the value of the investment could fall substantially and that dividends or other distributions on the investment could be reduced or eliminated. We discuss below and elsewhere in this Report, as well as in other documents we file with the SEC, risk factors that could adversely affect our financial results and condition and the value of, and return on, an investment in the Company. We refer you to the Financial Review and “Forward-Looking Statements” sections and Financial Statements (and related Notes) in this Report for more information about credit, interest rate, market, litigation and other risks and to the “Regulation and Supervision” section of our 2010 Form 10-K for more information about legislative and regulatory risks. Any factor described below or elsewhere in this Report or in our 2010 Form 10-K could by itself, or together with other factors, adversely affect our financial results and condition. Refer to our quarterly reports on Form 10-Q filed with the SEC in 2011 for material changes to the discussion of risk factors. There are factors not discussed below or elsewhere in this Report that could adversely affect our financial results and condition.
risks relating to ~~current~~ economic and market conditions and regulatory activity
~~Our financial results and condition may be adversely~~ As one of the largest lenders in the U.S. and a provider of financial products and services to consumers and businesses across the U.S. and internationally, our financial results have been, and may continue to be, materially affected by ~~difficult business and~~ general economic conditions, particularly ~~if home prices continue to fall or unemployment does not improve or continues to increase. Our financial performance is affected by general business and economic conditions in the U.S. and abroad, and a worsening of current business and economic conditions~~ unemployment levels and home prices in the U.S., and a deterioration in economic conditions or in the financial markets may materially adversely affect our lending and other businesses and our financial results and condition. We generate revenue from the interest and fees we charge on the loans and other products and services we sell, and a substantial amount of our revenue and earnings comes from the net interest income and fee income that we earn from our consumer and commercial lending and banking businesses, including our mortgage banking business where we currently are the largest mortgage originator in the U.S. These businesses have been, and may continue to be, materially affected by the state of the U.S. economy, particularly unemployment levels and home prices. Although the U.S. economy has continued to gradually improve from the severely depressed levels of 2008 and early 2009, economic growth has been uneven and the housing market remains weak. In addition, financial uncertainty stemming from the sovereign debt crisis in Europe, as well as other recent events and concerns such as the political unrest in the Middle East, the earthquake and tsunami in Japan, the increased volatility of commodity prices and the increase in the price of oil, concerns regarding U.S. public debt levels, and the uncertainty surrounding financial regulatory reform and its effect on the revenues of financial services companies such as the Company, have impacted and may continue to impact the continuing global economic recovery. A prolonged period of slow growth in the U.S. economy or any deterioration in general economic conditions and/or the financial markets resulting from the above matters or any other events or factors that may disrupt or dampen the global economic recovery, could materially adversely affect our ~~business,~~financial results ~~of operations,~~ and ~~financial condition. For example, significant declines in home prices over the last several years and continued high unemployment have~~ condition.
      The high unemployment rate in the U.S., together with elevated levels of distressed property sales and the significant decline in home prices across the U.S., including in many of our large banking markets such as California and Florida, may be causing consumers to delay home purchases and has resulted in elevated credit costs and nonperforming asset levels ~~and~~

 ~~have~~which have adversely affected our credit performance and our financial results and condition. If ~~home prices continue to fall or~~ unemployment ~~does~~ levels do not improve or ~~rises~~ continue to rise or if home prices continue to fall we would expect to incur higher than normal charge-offs and provision expense from increases in our allowance for credit losses. These conditions may adversely affect not only consumer loan performance but also commercial and CRE loans, especially for those business borrowers that rely on the health of industries or properties that may experience deteriorating economic conditions. The ability of these borrowers to repay their loans may be hurt, causing us, as one of the largest commercial lenders and the largest CRE lender in the U.S., to incur significantly higher credit losses. In addition, current economic conditions have made it more challenging for us to increase our consumer and commercial loan portfolios by making loans to creditworthy borrowers at attractive yields. Although we have significant capacity to add loans to our balance sheet, loan demand has been soft resulting in our retaining a much higher amount of lower yielding liquid assets on our balance sheet. If economic conditions do not continue to improve or if the economy worsens and unemployment rises, which would likely result in a decrease in consumer and business confidence and spending, the demand for our credit products, including our mortgages, may fall, reducing our interest and fee income and our earnings.
     A deterioration in business and economic conditions, which may erode consumer and investor confidence levels, and/or increased volatility of financial markets, also could adversely affect financial results for our fee-based businesses, including our ~~mortgage,~~ investment advisory, mutual fund, securities brokerage, wealth management, and investment banking businesses. As a result of the Wachovia merger, a greater percentage of our revenue depends on our fee income from these businesses. We earn fee income from managing assets for others and providing brokerage and other investment advisory and wealth management services. Because investment management fees are often based on the value of assets under management, a fall in the market prices of those assets could reduce our fee income. Changes in stock market prices could affect the trading activity of investors, reducing commissions and other fees we earn from our brokerage business. Poor economic conditions and volatile or unstable financial markets also can negatively affect our debt and equity underwriting and advisory businesses, as well as our trading and venture capital businesses. Our acquisition of Wachovia also expanded our international businesses, particularly our global financial institution and correspondent banking services, and any deterioration in global financial markets and economies may adversely affect the revenues and earnings of these businesses.
     For more information, refer to the “Risk Management — Asset/Liability Management — Market Risk — Equity Markets” and — Credit Risk Management sections in this Report.
Effective liquidity management, which ensures that we can meet customer loan requests, customer deposit maturities/withdrawals and other cash commitments efficiently under both normal operating conditions and other unpredictable circumstances of industry or financial market stress, is essential for the operation of our business, and our financial results and condition could be materially adversely affected if we do not effectively manage our liquidity. Our liquidity is essential for the operation of our business. We primarily rely on bank deposits to be a low cost and stable source of funding for the loans we make and the operation of our business. Core customer deposits, which include noninterest-bearing deposits, interest-bearing checking, savings certificates, certain market rate and other savings, and certain foreign deposits, have historically provided us with a sizeable source of relatively stable and low-cost funds (average core deposits funded 64.2% of our average total assets at [March 31, 2011]). In addition to customer deposits, our sources of liquidity include investments in our securities portfolio, our ability to sell or securitize loans in secondary markets and to pledge loans to access secured borrowing facilities through the Federal Home Loan Bank and the FRB, and our ability to raise funds in domestic and international money and capital markets.
~~Financial and credit markets may experience a disruption or become volatile, making it more difficult~~ Our liquidity and our ability to fund and run our business could be materially adversely affected by a variety of conditions and factors, including financial and credit market disruption and volatility or a lack of market or customer confidence in financial markets in general similar to what occurred during the financial crisis in 2008 and early 2009, which may result in a loss of customer deposits or outflows of cash or collateral and/or our inability to access capital markets on favorable terms~~. Financial and credit markets have experienced unprecedented disruption and volatility during the past several years~~; a lack of market or customer confidence in the Company or negative news about the Company or the financial services industry generally which also may result in a loss of deposits and/or negatively affect our ability to access the capital markets; the loss of customer deposits to alternative investments; our inability to sell or securitize loans or other assets, and reductions in one or more of our credit ratings, which could adversely affect our ability to borrow funds and raise the costs of our borrowings substantially and could cause creditors and business counterparties to raise collateral requirements or take other actions that could adversely affect our ability to raise capital. Many of the above conditions and factors may be caused by events over which we have little or no control such as what occurred during the financial crisis. While market conditions have stabilized and, in many cases, improved, ~~a~~ there can be no assurance that significant disruption ~~in, or worsening of, financial and credit market conditions, or increased~~ and volatility in the financial ~~and credit markets, may adversely affect our ability to~~markets will not occur in the future. If we are unable to continue to fund our assets through customer bank deposits or access capital markets on favorable terms ~~and could negatively affect our liquidity. We may~~or if we suffer an increase in our borrowing costs or otherwise fail to manage our liquidity effectively, our liquidity, operating margins, financial results and condition may be materially adversely affected. As we did during the financial crisis, we may also need to raise additional capital through the issuance of common stock, which could dilute the ownership of existing stockholders, or ~~further~~ reduce or even eliminate our common stock dividend to preserve capital or in order to raise additional capital.
     As a bank holding company, Wells Fargo & Company, the parent holding company, also relies on dividends from its subsidiaries for revenue, and federal and state law limit the amount of dividends that our subsidiaries may pay to the Parent. Limitations in the payments of dividends that Wells Fargo & Company receives from its subsidiaries could also reduce our liquidity position.
     For more information, refer to the “Risk Management — Asset/Liability Management — Liquidity And Funding section in this Report.
Enacted legislation and regulation, including the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act), as well as future legislation and/or regulation, could require us to change certain of our business practices, reduce our revenue, impose additional costs on us or otherwise adversely affect our business operations and/or competitive position. We are subject to significant regulation under state and federal laws in the U.S., as well as the applicable laws of the various jurisdictions outside of the U.S. where we conduct business. Economic, financial, market and political conditions during the past few years have led to significant new legislation and regulation in the United States and in other jurisdictions outside of the United States where we conduct business. These laws and regulations may affect the manner in which we do business and the products and services that we provide, affect or restrict our ability to compete in our current businesses or our ability to enter into or acquire new businesses, reduce or limit our revenue in businesses or impose additional fees, assessments or taxes on us, intensify the regulatory supervision of us and the financial services industry, and adversely affect our business operations or have other negative consequences.
     For example, in 2009 several legislative and regulatory initiatives were adopted that will have an impact on our businesses and financial results, including FRB amendments to Regulation E, which, among other things, affect the way we may charge overdraft fees beginning on July 1, 2010, and the enactment of the Credit Card Accountability Responsibility and Disclosure Act of 2009 (the Card Act), which, among other things, affects our ability to change interest rates and assess certain fees on card accounts. ~~The impact~~ In third quarter 2009, we also implemented policy changes to help customers limit overdraft and returned item fees. The impact on our revenue of the Regulation E amendments, as well as our policy changes, and the Card Act reduced our 2010 fee revenue and the continuing impact on our future revenue could vary materially due to a variety of factors, including changes in customer behavior, economic conditions and other potential offsetting factors.
     On July 21, 2010, the Dodd-Frank Act became law. The Dodd-Frank Act, among other things, (i) establishes a new Financial Stability Oversight Council to monitor systemic risk posed by financial firms and imposes additional and enhanced FRB regulations on certain large, interconnected bank holding companies and systemically significant nonbanking firms intended to promote financial stability; (ii) creates a liquidation framework for the resolution of covered financial companies, the costs of which would be paid through assessments on surviving covered financial companies; (iii) makes significant changes to the structure of bank and bank holding company regulation and activities in a variety of areas, including prohibiting proprietary trading and private fund investment activities, subject to certain exceptions; (iv) creates a new framework for the regulation of over-the-counter derivatives and new regulations for the securitization market and strengthens the regulatory oversight of securities and capital markets by the SEC; (v) establishes the Bureau of Consumer Financial Protection within the FRB, which will have sweeping powers to administer and enforce a new federal regulatory framework of consumer financial regulation; (vi) may limit the existing pre-emption of state laws with respect to the application of such laws to national banks, makes federal pre-emption no longer applicable to operating subsidiaries of national banks, and gives state authorities, under certain circumstances, the ability to enforce state laws and federal consumer regulations against national banks; (vii) provides for increased regulation of residential mortgage activities; (viii) revises the FDIC’s assessment base for deposit insurance by changing from an assessment base defined by deposit liabilities to a risk-based system based on total assets; (ix) authorizes the FRB to issue regulations regarding the amount of any interchange transaction fee that an issuer may receive to ensure that it is reasonable and proportional to the cost incurred; and (x) includes several corporate governance and executive compensation provisions and requirements, including mandating an advisory stockholder vote on executive compensation.
     Although the Dodd-Frank Act became generally effective in July 2010, many of its provisions have extended implementation periods and delayed effective dates and will require extensive rulemaking by regulatory authorities as well as require more than 60 studies to be conducted over the next one to two years. Moreover, continued regulatory and industry debate on some of its provisions, such as the FRB’s proposed regulations governing debit and interchange fees, have resulted in uncertainty as to when and in what form certain regulations will be implemented. We continue to refine our estimate of the potential impact on our income of the debit and interchange regulations, if implemented in 2011, and based on current FRB proposals, we currently expect that our quarterly income would be reduced by approximately $325 million (after tax) before the impact of any offsetting actions. This estimate is subject to change depending on the final implementation of the FRB’s regulations.
     Accordingly, in many respects the ultimate impact of the Dodd-Frank Act and its effects on the U.S. financial system and the Company will not be known for an extended period of time. Nevertheless, the Dodd-Frank Act, including future rules implementing its provisions and the interpretation of those rules, could result in a loss of revenue, require us to change certain of our business practices, limit our ability to pursue certain business opportunities, increase our capital requirements and impose additional assessments and costs on us, and otherwise adversely affect our business operations and have other negative consequences, including to our credit ratings to the extent the legislation reduces the probability of future Federal financial assistance or support currently assumed by the rating agencies in their credit ratings. ~~A~~As noted above, a reduction in one or more of our credit ratings could adversely affect our ability to borrow funds and raise the costs of our borrowings substantially and could cause creditors and business counterparties to raise collateral requirements or take other actions, which could adversely affect our ability to raise capital.
     In February 2011, the Obama Administration delivered a report to Congress regarding proposals to reform the housing finance market in the United States. The report, among other things, outlined various potential proposals to wind down the GSEs and reduce or eliminate over time the role of the GSEs in guaranteeing mortgages and providing funding for mortgage loans, as well as proposals to implement reforms relating to borrowers, lenders, and investors in the mortgage market, including reducing the maximum size of a loan that the GSEs can guarantee, phasing in a minimum down payment requirement for borrowers, improving underwriting standards, and increasing accountability and transparency in the securitization process. The extent and timing of any regulatory reform regarding the GSEs and the home mortgage market, as well as any effect on the Company’s business and financial results, are uncertain.
     Any other future legislation and/or regulation, if adopted, also could have a material adverse effect on our business operations, income, and/or competitive position and may have other negative consequences.
     For more information, refer to the “Regulation and Supervision” section in our 2010 Form 10-K.
Bank regulators and other regulations, including proposed Basel capital standards and FRB guidelines, may require higher capital and liquidity levels, limiting our ability to pay common stock dividends, ~~or~~ repurchase our common stock, invest in our business or provide loans to our customers. Federal banking regulators continually monitor the capital position of banks and bank holding companies. In July 2009, the Basel Committee on Bank Supervision published a set of international guidelines for determining regulatory capital known as Basel III. These guidelines, which were finalized in December 2010, followed earlier guidelines by the Basel Committee and are designed to address many of the weaknesses identified in the banking sector as contributing to the financial crisis of 2008 — 2010 by, among other things, increasing minimum capital requirements, increasing the quality of capital, increasing the risk coverage of the capital framework, and increasing standards for the supervisory review process and public disclosure. The Basel Committee also has proposed certain liquidity coverage and funding ratios. The Basel proposals are subject to final U.S. rulemaking, and the ultimate impact of the proposals on our capital and liquidity will depend on such rulemaking and regulatory interpretation of the rules as we, along with our regulatory authorities, apply the final rules during the implementation process.
     In 2010, the FRB issued guidelines for evaluating proposals by large bank holding companies, including the Company, to undertake capital actions in 2011, such as increasing dividend payments or repurchasing or redeeming stock. Pursuant to those FRB guidelines, the Company submitted a proposed Capital Plan Review to the FRB, which was approved by the FRB in March 2011. The FRB is expected to undertake these capital plan reviews on a regular basis in the future. There can be no assurance that the FRB will respond favorably to the Company’s ~~current Capital Plan Review, or~~ future capital plan reviews~~, and the~~. The FRB, the Basel standards or other regulatory capital and liquidity requirements may limit or otherwise restrict how we utilize our capital, including common stock dividends and stock repurchases, and may require us to increase our capital and/or liquidity. Any requirement that we increase our regulatory capital, regulatory capital ratios or liquidity could require us to liquidate assets or otherwise change our business and/or investment plans, which may negatively affect our financial results. Although not currently anticipated, the proposed Basel capital rules and/or our regulators may require us to raise additional capital in the future. Issuing additional common stock may dilute the ownership of existing stockholders.
     For more information, refer to the “Capital Management” section in this Report.
Bankruptcy laws may be changed to allow mortgage “cram-downs,” or court-ordered modifications to our mortgage loans including the reduction of principal balances. Under current bankruptcy laws, courts cannot force a modification of mortgage and home equity loans secured by primary residences. In response to the current financial crisis, legislation has been proposed to allow mortgage loan “cram-downs,” which would empower courts to modify the terms of mortgage and home equity loans including a reduction in the principal amount to reflect lower underlying property values. This could result in writing down the balance of our mortgage and home equity loans to reflect their lower loan values. There is also risk that home equity loans in a second lien position (i.e., behind a mortgage) could experience significantly higher losses to the extent they become unsecured as a result of a cram-down. The availability of principal reductions or other modifications to mortgage loan terms could make bankruptcy a more attractive option for troubled borrowers, leading to increased bankruptcy filings and accelerated defaults.
risks relating to the wachovia merger
Our financial results and condition could be adversely affected if we fail to realize all of the expected benefits of the Wachovia merger or it takes longer than expected to realize those benefits. The merger with Wachovia requires the integration of the businesses of Wachovia and Wells Fargo. The integration process may result in the loss of key employees, the disruption of ongoing businesses and the loss of customers and their business and deposits. It may also divert management attention and resources from other operations and limit the Company’s ability to pursue other acquisitions. There is no assurance that we will realize all of the cost savings and other financial benefits of the merger when and in the amounts expected. As a result of our integration efforts through [March 31, 2011] and the conversion of many of our retail banking stores, including the conversion of our stores in our western and northeastern states, 74% of our banking customers were now on a single deposit system on [March 31, 2011]. There can be no assurance that conversion of the remaining banking stores, including our stores in Florida, Maryland, North Carolina, South Carolina, Virginia, and Washington, D.C., will not result in the loss of customers and deposits or other disruptions relating to the conversion.
We may incur losses on loans, securities and other acquired assets of Wachovia that are materially greater than reflected in our ~~preliminary~~ fair value adjustments. We accounted for the Wachovia merger under the purchase method of accounting, recording the acquired assets and liabilities of Wachovia at fair value. ~~based on preliminary purchase accounting adjustments. Under purchase accounting, we had until one year after the merger date to finalize the fair value adjustments, meaning we could adjust the preliminary fair value estimates of Wachovia’s assets and liabilities based on new or updated information that provided a better estimate of the fair value at merger date. Our fair value adjustments became final on December 31, 2009. We recorded at fair value all.~~ All PCI loans acquired in the merger were recorded at fair value based on the present value of their expected cash flows. We estimated cash flows using internal credit, interest rate and prepayment risk models using assumptions about matters that are inherently uncertain. We may not realize the estimated cash flows or fair value of these loans. In addition, although the difference between the pre-merger carrying value of the credit-impaired loans and their expected cash flows — the “nonaccretable difference” — is available to absorb future charge-offs, we may be required to increase our allowance for credit losses and related provision expense because of subsequent additional credit deterioration in these loans.
     For more information, refer to the “Overview” and “Critical Accounting Policies — Purchased Credit-Impaired Loans” and “Risk Management — Credit Risk Management” sections in this Report.
~~general~~additional risks relating to our business
~~Higher charge-offs and worsening credit~~ As one of the largest lenders in the U.S., increased credit risk, whether resulting from deteriorating economic conditions or insufficient credit reserves,could require us to increase our provision for credit losses and allowance for credit losses ~~through a charge to earnings.~~ and could have a material adverse effect on our results of operations and financial condition. When we loan money or commit to loan money we incur credit risk, or the risk of losses if our borrowers do not repay their loans. As one of the largest lenders in the U.S., the credit performance of our loan portfolios significantly affects our financial results and condition. As noted above, if the current economic environment were to deteriorate, more of our customers may have difficulty in repaying their loans or other obligations which could result in a higher level of credit losses and provision for credit losses.We reserve for credit losses by establishing an allowance through a charge to earnings. The amount of this allowance is based on our assessment of credit losses inherent in our loan portfolio (including unfunded credit commitments). The process for determining the amount of the allowance is critical to our financial results and condition. It requires difficult, subjective and complex judgments about the future, including forecasts of economic or market conditions that might impair the ability of our borrowers to repay their loans.
     We might underestimate the credit losses inherent in our loan portfolio and have credit losses in excess of the amount reserved. We might increase the allowance because of changing economic conditions, including falling home prices and higher unemployment, or other factors such as changes in borrower behavior. As an example, borrowers may ~~be less likely to continue~~ “strategically default,” or discontinue making payments on their real estate-secured loans if the value of the real estate is less than what they owe, even if they are still financially able to make the payments.
     While we believe that our allowance for credit losses was adequate at [~~December~~ March 31, ~~2010,~~ 2011], there is no assurance that it will be sufficient to cover future credit losses, especially if housing and employment conditions worsen. We may be required to build reserves in 2011, ~~thus reducing~~ which would reduce our earnings.
     For more information, refer to the “Risk Management — Credit Risk Management” and “Critical Accounting Policies — Allowance for Credit Losses” sections in this Report.
We may have more credit risk and higher credit losses to the extent our loans are concentrated by loan type, industry segment, borrower type, or location of the borrower or collateral. Our credit risk and credit losses can increase if our loans are concentrated to borrowers engaged in the same or similar activities or to borrowers who as a group may be uniquely or disproportionately affected by economic or market conditions. We experienced the effect of concentration risk in 2009 and 2010 when we incurred greater than expected losses in our Home Equity loan portfolio due to a housing slowdown and greater than expected deterioration in residential real estate values in many markets, including the Central Valley California market and several Southern California metropolitan statistical areas. As California is our largest banking state in terms of loans and deposits, continued deterioration in real estate values and underlying economic conditions in those markets or elsewhere in

California could result in materially higher credit losses. As a result of the Wachovia merger, we have increased our exposure to California, as well as to Arizona and Florida, two states that have also suffered significant declines in home values, as well as significant declines in economic activity. Continued deterioration in economic conditions, housing conditions and real estate values in these states and generally across the country could result in materially higher credit losses, including for our Home Equity portfolio.
     The Wachovia merger also increased our commercial real estate exposure, particularly in California and Florida, and we are currently the largest CRE lender in the U.S. A deterioration in economic conditions that negatively affects the business performance of our CRE borrowers, including increases in interest rates and/or declines in commercial property values, could result in materially higher credit losses and have a material adverse effect on our financial results and condition.
     For more information, refer to the “Risk Management — Credit Risk Management” section and Note 6 (Loans and Allowance for Credit Losses) to Financial Statements in this Report.
Loss of customer deposits and market illiquidity could increase our funding costs. We rely heavily on bank deposits to be a low cost and stable source of funding for the loans we make. We compete with banks and other financial services companies for deposits. If our competitors raise the rates they pay on deposits our funding costs may increase, either because we raise our rates to avoid losing deposits or because we lose deposits and must rely on more expensive sources of funding. Higher funding costs reduce our net interest margin and net interest income. As discussed above, the continued integration of Wells Fargo and Wachovia may result in the loss of customer deposits. In addition, our bank customers could take their money out of the bank and put it in alternative investments, causing us to lose a lower cost source of funding. Checking and savings account balances and other forms of customer deposits may decrease when customers perceive alternative investments, such as the stock market, as providing a better risk/return tradeoff. When customers move money out of bank deposits and into other investments, we may lose a relatively low cost source of funds, increasing our funding costs and reducing our net interest income.
     We sell most of the mortgage loans we originate in order to reduce our credit risk and provide funding for additional loans. We rely on GSEs to purchase loans that meet their conforming loan requirements and on other capital markets investors to purchase loans that do not meet those requirements — referred to as “nonconforming” loans. Since 2007, investor demand for nonconforming loans has fallen sharply, increasing credit spreads and reducing the liquidity for those loans. In response to the reduced liquidity in the capital markets, we may retain more nonconforming loans. When we retain a loan not only do we keep the credit risk of the loan but we also do not receive any sale proceeds that could be used to generate new loans. Continued lack of liquidity could limit our ability to fund — and thus originate — new mortgage loans, reducing the fees we earn from originating and servicing loans. In addition, we cannot assure that GSEs will not materially limit their purchases of conforming loans due to capital constraints or change their criteria for conforming loans (e.g., maximum loan amount or borrower eligibility). As previously noted, the Obama Administration recently outlined proposals to reform the housing finance market in the United States, including the role of the GSEs in the housing finance market. The extent and timing of any such regulatory reform regarding the housing finance market and the GSEs, as well as any effect on the Company’s business and financial results, are uncertain.
Changes in interest rates could reduce our net interest income and earnings. Our net interest income is the interest we earn on loans, debt securities and other assets we hold less the interest we pay on our deposits, long-term and short-term debt, and other liabilities. Net interest income is a measure of both our net interest margin — the difference between the yield we earn on our assets and the interest rate we pay for deposits and our other sources of funding — and the amount of earning assets we hold. Changes in either our net interest margin or the amount of earning assets we hold could affect our net interest income and our earnings. Changes in interest rates can affect our net interest margin. Although the yield we earn on our assets and our funding costs tend to move in the same direction in response to changes in interest rates, one can rise or fall faster than the other, causing our net interest margin to expand or contract. Our liabilities tend to be shorter in duration than our assets, so they may adjust faster in response to changes in interest rates. When interest rates rise, our funding costs may rise faster than the yield we earn on our assets, causing our net interest margin to contract until the yield catches up.
     The amount and type of earning assets we hold can affect our yield and net interest margin. We hold earning assets in the form of loans and investment securities, among other assets. ~~If~~ As noted above, if current economic conditions persist, we may continue to see lower demand for loans by ~~credit worthy~~ creditworthy customers, reducing our yield. In addition, we may invest in lower yielding investment securities for a variety of reasons, including in anticipation that interest rates are likely to increase.
     Changes in the slope of the “yield curve” — or the spread between short-term and long-term interest rates — could also reduce our net interest margin. Normally, the yield curve is upward sloping, meaning short-term rates are lower than long-term rates. Because our liabilities tend to be shorter in duration than our assets, when the yield curve flattens or even inverts, our net interest margin could decrease as our cost of funds increases relative to the yield we can earn on our assets.
     The interest we earn on our loans may be tied to U.S.-denominated interest rates such as the federal funds rate while the interest we pay on our debt may be based on international rates such as LIBOR. If the federal funds rate were to fall without a corresponding decrease in LIBOR, we might earn less on our loans without any offsetting decrease in our funding costs. This could lower our net interest margin and our net interest income.
     We assess our interest rate risk by estimating the effect on our earnings under various scenarios that differ based on assumptions about the direction, magnitude and speed of interest rate changes and the slope of the yield curve. We hedge some of that interest rate risk with interest rate derivatives. We also rely on the “natural hedge” that our mortgage loan originations and servicing rights can provide.
     We ~~do~~ may not hedge all of our interest rate risk. There is always the risk that changes in interest rates could reduce our net interest income and our earnings in material amounts, especially if actual conditions turn out to be materially different than what we assumed. For example, if interest rates rise or fall faster than we assumed or the slope of the yield curve changes, we may incur significant losses on debt securities we hold as investments. To reduce our interest rate risk, we may rebalance our investment and loan portfolios, refinance our debt and take other strategic actions. We may incur losses when we take such actions.
     For more information, refer to the “Risk Management — Asset/Liability Management — Interest Rate Risk” section in this Report.
Changes in interest rates could also reduce the value of our MSRs and MHFS, reducing our earnings. As the second largest mortgage servicer in the U.S., we have a sizeable portfolio of MSRs. An MSR is the right to service a mortgage loan — collect principal, interest and escrow amounts — for a fee. We acquire MSRs when we keep the servicing rights after we sell or securitize the loans we have originated or when we purchase the servicing rights to mortgage loans originated by other lenders. We initially measure all and carry substantially all our residential MSRs using the fair value measurement method. Fair value is the present value of estimated future net servicing income, calculated based on a number of variables, including assumptions about the likelihood of prepayment by borrowers.
     Changes in interest rates can affect prepayment assumptions and thus fair value. When interest rates fall, borrowers are usually more likely to prepay their mortgage loans by refinancing them at a lower rate. As the likelihood of prepayment increases, the fair value of our MSRs can decrease. Each quarter we evaluate the fair value of our MSRs, and any decrease in fair value reduces earnings in the period in which the decrease occurs.
     We measure at fair value prime MHFS for which an active secondary market and readily available market prices exist. We also measure at fair value certain other interests we hold related to residential loan sales and securitizations. Similar to other interest-bearing securities, the value of these MHFS and other interests may be negatively affected by changes in interest rates. For example, if market interest rates increase relative to the yield on these MHFS and other interests, their fair value may fall. We may not hedge this risk, and even if we do hedge the risk with derivatives and other instruments we may still incur significant losses from changes in the value of these MHFS and other interests or from changes in the value of the hedging instruments.
     For more information, refer to the “Risk Management — Asset/Liability Management — Mortgage Banking Interest Rate and Market Risk” and “Critical Accounting Policies” sections in this Report.
Our mortgage banking revenue can be volatile from quarter to quarter. We are the largest mortgage originator and second largest mortgage servicer in the U.S., and we earn revenue from fees we receive for originating mortgage loans and for servicing mortgage loans. When rates rise, the demand for mortgage loans usually tends to fall, reducing the revenue we receive from loan originations. Under the same conditions, revenue from our MSRs can increase through increases in fair value. When rates fall, mortgage originations usually tend to increase and the value of our MSRs usually tends to decline, also with some offsetting revenue effect. Even though they can act as a “natural hedge,” the hedge is not perfect, either in amount or timing. For example, the negative effect on revenue from a decrease in the fair value of residential MSRs is generally immediate, but any offsetting revenue benefit from more originations and the MSRs relating to the new loans would generally accrue over time. It is also possible that, because of economic conditions and/or a deteriorating housing market similar to current market conditions, even if interest rates were to fall, mortgage originations may also fall or any increase in mortgage originations may not be enough to offset the decrease in the MSRs value caused by the lower rates.
     We typically use derivatives and other instruments to hedge our mortgage banking interest rate risk. We generally do not hedge all of our risk, and we may not be successful in hedging any of the risk. Hedging is a complex process, requiring sophisticated models and constant monitoring, and is not a perfect science. We may use hedging instruments tied to U.S. Treasury rates, LIBOR or Eurodollars that may not perfectly correlate with the value or income being hedged. We could incur significant losses from our hedging activities. There may be periods where we elect not to use derivatives and other instruments to hedge mortgage banking interest rate risk.
     For more information, refer to the “Risk Management — Asset/Liability Management — Mortgage Banking Interest Rate and Market Risk” section in this Report.
We may be required to repurchase mortgage loans or reimburse investors and others as a result of breaches in contractual representations and warranties. We sell residential mortgage loans to various parties, including GSEs, SPEs that issue private label MBS, and other financial institutions that purchase mortgage loans for investment or private label securitization. We may also pool FHA-insured and VA-guaranteed mortgage loans which back securities guaranteed by GNMA. The agreements under which we sell mortgage loans and the insurance or guaranty agreements with the FHA and VA contain various representations and warranties regarding the origination and characteristics of the mortgage loans, including ownership of the loan, compliance with loan criteria set forth in the applicable agreement, validity of the lien securing the loan, absence of delinquent taxes or liens against the property securing the loan, and compliance with applicable origination laws. We may be required to repurchase mortgage loans, indemnify the securitization trust, investor or insurer, or reimburse the securitization trust, investor or insurer for credit losses incurred on loans in the event of a breach of contractual representations or warranties that is not remedied within a period (usually 90 days or less) after we receive notice of the breach. Contracts for mortgage loan sales to the GSEs include various types of specific remedies and penalties that could be applied to inadequate responses to repurchase requests. Similarly, the agreements under which we sell mortgage loans require us to deliver various documents to the securitization trust or investor, and we may be obligated to repurchase any mortgage loan as to which the required documents are not delivered or are defective. We may negotiate global settlements in order to resolve a pipeline of demands in lieu of repurchasing the loans. If economic conditions and the housing market do not recover or future investor repurchase demand and our success at appealing repurchase requests differ from past experience, we could continue to have increased repurchase obligations and increased loss severity on repurchases, requiring material additions to the repurchase reserve.
     For more information, refer to the “Risk Management — Liability for Mortgage Loan Repurchase Losses” section in this Report.
We may be terminated as a servicer or master servicer, be required to repurchase a mortgage loan or reimburse investors for credit losses on a mortgage loan, or incur costs ~~and other,~~ liabilities, fines and other sanctions if we fail to satisfy our servicing obligations, including our obligations with respect to mortgage loan foreclosure actions. We act as servicer and/or master servicer for mortgage loans included in securitizations and for unsecuritized mortgage loans owned by investors. As a servicer or master servicer for those loans we have certain contractual obligations to the securitization trusts, investors or other third parties, including, in our capacity as a servicer, foreclosing on defaulted mortgage loans or, to the extent consistent with the applicable securitization or other investor agreement, considering alternatives to foreclosure such as loan modifications or short sales and, in our capacity as a master servicer, overseeing the servicing of mortgage loans by the servicer. If we commit a material breach of our obligations as servicer or master servicer, we may be subject to termination if the breach is not cured within a specified period of time following notice, which can generally be given by the securitization trustee or a specified percentage of security holders, causing us to lose servicing income. In addition, we may be required to indemnify the securitization trustee against losses from any failure by us, as a servicer or master servicer, to perform our servicing obligations or any act or omission on our part that involves wilful misfeasance, bad faith or gross negligence. For certain investors and/or certain transactions, we may be contractually obligated to repurchase a mortgage loan or reimburse the investor for credit losses incurred on the loan as a remedy for servicing errors with respect to the loan. If we have increased repurchase obligations because of claims that we did not satisfy our obligations as a servicer or master servicer, or increased loss severity on such repurchases, we may have to materially increase our repurchase reserve.
     We may incur costs if we are required to, or if we elect to re-execute or re-file documents or take other action in our capacity as a servicer in connection with pending or completed foreclosures. We may incur litigation costs if the validity of a foreclosure action is challenged by a borrower. If a court were to overturn a foreclosure because of errors or deficiencies in the foreclosure process, we may have liability to the borrower and/or to any title insurer of the property sold in foreclosure if the required process was not followed. These costs and liabilities may not be legally or otherwise reimbursable to us, particularly to the extent they relate to securitized mortgage loans. In addition, if certain documents required for a foreclosure action are missing or defective, we could be obligated to cure the defect or repurchase the loan. We may incur liability to securitization investors relating to delays or deficiencies in our processing of mortgage assignments or other documents necessary to comply with state law governing foreclosures. The fair value of our MSRs may be negatively affected to the extent our servicing costs increase because of higher foreclosure costs. We may be subject to fines and other sanctions, including a foreclosure moratorium or suspension or a requirement to forgive or modify the loan obligations of certain of our borrowers, imposed by Federal or state regulators as a result of actual or perceived deficiencies in our foreclosure practices or in the foreclosure practices of other mortgage loan servicers. Any of these actions may harm our reputation or negatively affect our residential mortgage origination or servicing business. Recently, we entered into consent orders with the OCC and the FRB following a joint interagency horizontal examination of foreclosure processing at large mortgage servicers, including the Company. These orders incorporate remedial requirements for identified deficiencies and require the Company to, among other things, take certain actions with respect to our mortgage servicing and foreclosure operations, including submitting various action plans to ensure that our mortgage servicing and foreclosure operations comply with legal requirements, regulatory guidance and the consent orders. As noted above, any increase in our servicing costs from changes in our foreclosure and other servicing practices, including resulting from the consent orders, negatively affects the fair value of our MSRs. The consent orders did not provide for civil money penalties but both government entities reserved the ability to seek such penalties. Other government agencies, including state attorneys general and the U.S. Department of Justice, continue to investigate various mortgage related practices of the Company, and these investigations could result in material fines, penalties, equitable remedies (including requiring default servicing or other process changes), or other enforcement actions and result in significant legal costs in responding to governmental investigations and additional litigation.
     For more information, refer to the “Earnings Performance — Noninterest Income,” “Risk Management — Liability for Mortgage Loan Repurchase Losses” and “— Risks Relating to Servicing Activities,” and “Critical Accounting Policies — Valuation of Residential Mortgage Servicing Rights” sections in this Report~~.~~ and Note 14 (Guarantees and Legal Actions) to Financial Statements in this Report.
We could recognize OTTI on securities held in our available-for-sale portfolio if economic and market conditions do not improve. Our securities available-for-sale portfolio had gross unrealized losses of $2.2 billion at [~~December~~ March 31, ~~2010~~2011]. We analyze securities held in our available-for-sale portfolio for OTTI on a quarterly basis. The process for determining whether impairment is other than temporary usually requires difficult, subjective judgments about the future financial performance of the issuer and any collateral underlying the security in order to assess the probability of receiving contractual principal and interest payments on the security. Because of changing economic and market conditions affecting issuers and the performance of the underlying collateral, we may be required to recognize OTTI in future periods, thus reducing earnings.
     For more information, refer to the “Balance Sheet Analysis — Securities Available for Sale” and “Current Accounting Developments” sections and Note 5

(Securities Available for Sale) to Financial Statements in this Report.
We rely on our systems and certain counterparties, and certain failures could materially adversely affect our operations. Our businesses are dependent on our ability to process, record and monitor a large number of complex transactions. If any of our financial, accounting, or other data processing systems fail or have other significant shortcomings, we could be materially adversely affected. Third parties with which we do business could also be sources of operational risk to us, including relating to breakdowns or failures of such parties’ own systems. Any of these occurrences could diminish our ability to operate one or more of our businesses, or result in potential liability to clients, reputational damage and regulatory intervention, any of which could materially adversely affect us.
     If personal, confidential or proprietary information of customers or clients in our possession were to be mishandled or misused, we could suffer significant regulatory consequences, reputational damage and financial loss. Such mishandling or misuse could include, for example, if such information were erroneously provided to parties who are not permitted to have the information, either by fault of our systems, employees, or counterparties, or where such information is intercepted or otherwise inappropriately taken by third parties.
     We may be subject to disruptions of our operating systems arising from events that are wholly or partially beyond our control, which may include, for example, computer viruses or electrical or telecommunications outages, natural disasters, disease pandemics or other damage to property or physical assets, or events arising from local or larger scale politics, including terrorist acts. Such disruptions may give rise to losses in service to customers and loss or liability to us.
Our framework for managing risks may not be effective in mitigating risk and loss to us. Our risk management framework seeks to mitigate risk and loss to us. We have established processes and procedures intended to identify, measure, monitor, report and analyze the types of risk to which we are subject, including liquidity risk, credit risk, market risk, interest rate risk, operational risk, legal and compliance risk, and reputational risk, among others. However, as with any risk management framework, there are inherent limitations to our risk management strategies as there may exist, or develop in the future, risks that we have not appropriately anticipated or identified. For example, the recent financial and credit crisis and resulting regulatory reform highlighted both the importance and some of the limitations of managing unanticipated risks. If our risk management framework proves ineffective, we could suffer unexpected losses and could be materially adversely affected.
Financial difficulties or credit downgrades of mortgage and bond insurers may negatively affect our servicing and investment portfolios. Our servicing portfolio includes certain mortgage loans that carry some level of insurance from one or more mortgage insurance companies. To the extent that any of these companies experience financial difficulties or credit downgrades, we may be required, as servicer of the insured loan on behalf of the investor, to obtain replacement coverage with another provider, possibly at a higher cost than the coverage we would replace. We may be responsible for some or all of the incremental cost of the new coverage for certain loans depending on the terms of our servicing agreement with the investor and other circumstances. Similarly, some of the mortgage loans we hold for investment or for sale carry mortgage insurance. If a mortgage insurer is unable to meet its credit obligations with respect to an insured loan, we might incur higher credit losses if replacement coverage is not obtained. We also have investments in municipal bonds that are guaranteed against loss by bond insurers. The value of these bonds and the payment of principal and interest on them may be negatively affected by financial difficulties or credit downgrades experienced by the bond insurers.
     For more information, refer to the “Earnings Performance — Balance Sheet Analysis — Securities Available for Sale” and “Risk Management — Credit Risk Management” sections in this Report.
Our ~~ability to grow revenue and earnings will suffer if we are unable to sell more products to customers.~~ “cross-selling” efforts to increase the number of products our customers buy from us and offer them all of the financial products that fulfill their needs is a key part of our growth strategy, and our failure to execute this strategy effectively could have a material adverse effect on our revenue growth and financial results. Selling more products to our customers — “cross-selling” — is very important to our business model and key to our ability to grow revenue and earnings~~,~~ especially during periods of slow economic growth as being experienced in the current economic environment. Many of our competitors also focus on cross-selling, especially in retail banking and mortgage lending. This can limit our ability to sell more products to our customers or influence us to sell our products at lower prices, reducing our net interest income and revenue from our fee-based products. It could also affect our ability to keep existing customers. New technologies could require us to spend more to modify or adapt our products to attract and retain customers. Our cross-sell strategy also is dependent on earning more business from our Wachovia customers, which may be negatively affected by our merger integration activities, as well as some of the above factors. Increasing our cross-sell ratio — or the average number of products sold to existing customers — may become more challenging and we might not attain our goal of selling an average of eight products to each customer.
~~A worsening of economic conditions could reduce demand for our products and services and lead to lower revenue and lower earnings. We earn revenue from the interest and fees we charge on the loans and other products and services we sell. If the economy worsens and consumer and business spending decreases and unemployment rises, the demand for those products and services may fall, reducing our interest and fee income and our earnings. These same conditions may also hurt the ability of our borrowers to repay their loans, causing us to incur higher credit losses.~~
~~Changes in stock market prices could reduce fee income from our brokerage and asset management businesses. We earn fee income from managing assets for others and providing brokerage services. Because investment management fees are often based on the value of assets under management, a fall in the market prices of those assets could reduce our fee income. Changes in stock market prices could affect the trading activity of investors, reducing commissions and other fees we earn from our brokerage business. As a result of the Wachovia merger, a greater percentage of our revenue depends on our brokerage services business.~~
     ~~For more information, refer to the “Risk Management — Asset/Liability Management — Market Risk — Equity Markets” section in this Report.~~
We may elect to provide capital support to our mutual funds relating to investments in structured credit products. The money market mutual funds we advise are allowed to hold investments in structured investment vehicles (SIVs)
in accordance with approved investment parameters for the respective funds and, therefore, we may have indirect exposure to CDOs. Although we generally are not responsible for investment losses incurred by our mutual funds, we may from time to time elect to provide support to a fund even though we are not contractually obligated to do so. For example, in February 2008, to maintain an investment rating of AAA for certain money market mutual funds, we elected to enter into a capital support agreement for up to $130 million related to one SIV held by those funds. If we provide capital support to a mutual fund we advise, and the fund’s investment losses require the capital to be utilized, we may incur losses, thus reducing earnings.
     For more information, refer to Note 8 (Securitizations and Variable Interest Entities) to Financial Statements in this Report.
~~Our bank customers could take their money out of the bank and put it in alternative investments, causing us to lose a lower cost source of funding. Checking and savings account balances and other forms of customer deposits may decrease when customers perceive alternative investments, such as the stock market, as providing a better risk/return tradeoff. When customers move money out of bank deposits and into other investments, we may lose a relatively low cost source of funds, increasing our funding costs and reducing our net interest income.~~
Our venture capital business can also be volatile from quarter to quarter. Certain of our venture capital businesses are carried under the cost or equity method, and others (e.g., principal investments) are carried at fair value with unrealized gains and losses reflected in earnings. Our venture capital investments tend to be in technology and other volatile industries so the value of our public and private equity portfolios may fluctuate widely. Earnings from our venture capital investments may be volatile and hard to predict and may have a significant effect on our earnings from period to period. When, and if, we recognize gains may depend on a number of factors, including general economic conditions, the prospects of the companies in which we invest, when these companies go public, the size of our position relative to the public float, and whether we are subject to any resale restrictions.
     Our venture capital investments could result in significant losses, either OTTI losses for those investments carried under the cost or equity method or mark-to-market losses for principal investments.

Our assessment for OTTI is based on a number of factors, including the then current market value of each investment compared with its carrying value. If we determine there is OTTI for an investment, we write-down the carrying value of the investment, resulting in a charge to earnings. The amount of this charge could be significant. Further, our principal investing portfolio could incur significant mark-to-market losses especially if these investments have been written up because of higher market prices.
     As noted above, regulations associated with the Dodd-Frank Act are expected to include prohibitions or limitations on proprietary trading and private fund investment activities. These restrictions, known as the “Volcker Rule,” are subject to final rulemaking and interpretation, and the ultimate impact of the Volcker Rule on our venture capital business is uncertain.
     For more information, refer to the “Risk Management — Asset/Liability Management — Market Risk — Equity Markets” section in this Report.
We rely on dividends from our subsidiaries for revenue, and federal and state law can limit those dividends. Wells Fargo & Company, the parent holding company, is a separate and distinct legal entity from its subsidiaries. It receives a significant portion of its revenue from dividends from its subsidiaries. We generally use these dividends, among other things, to pay dividends on our common and preferred stock and interest and principal on our debt. Federal and state laws limit the amount of dividends that our bank and some of our nonbank subsidiaries may pay to us. Also, our right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to the prior claims of the subsidiary’s creditors.
     For more information, refer to the “Regulation and Supervision — Dividend Restrictions” and "—Holding Company Structure” sections in our 2010 Form 10-K and to Note 3 (Cash, Loan and Dividend Restrictions) and Note 25 (Regulatory and Agency Capital Requirements) to Financial Statements in this Report.
Changes in accounting policies or accounting standards, and changes in how accounting standards are interpreted or applied, could materially affect how we report our financial results and condition. Our accounting policies are fundamental to determining and understanding our financial results and condition. Some of these policies require use of estimates and assumptions that may affect the value of our assets or liabilities and financial results. Several of our accounting policies are critical because they require management to make difficult, subjective and complex judgments about matters that are inherently uncertain and because it is likely that materially different amounts would be reported under different conditions or using different assumptions. For a description of these policies, refer to the “Critical Accounting Policies” section in this Report.
     From time to time the FASB and the SEC change the financial accounting and reporting standards that govern the preparation of our external financial statements. In addition, accounting standard setters and those who interpret the accounting standards (such as the FASB, SEC, banking regulators and our outside auditors) may change or even reverse their previous interpretations or positions on how these standards should be applied. Changes in financial accounting and reporting standards and changes in current interpretations may be beyond our control, can be hard to predict and could materially affect how we report our financial results and condition. We may be required to apply a new or revised standard retroactively or apply an existing standard differently, also retroactively, in each case resulting in our potentially restating prior period financial statements in material amounts.
Our financial statements are based in part on assumptions and estimates which, if wrong, could cause unexpected losses in the future. Pursuant to U.S. GAAP, we are required to use certain assumptions and estimates in preparing our financial statements, including in determining credit loss reserves, reserves related to litigation and the fair value of certain assets and liabilities, among other items. If assumptions or estimates underlying our financial statements are incorrect, we may experience material losses.
     Certain of our financial instruments, including trading assets and liabilities, available-for-sale securities, certain loans, MSRs, private equity investments, structured notes and certain repurchase and resale agreements, among other items, require a determination of their fair value in order to prepare our financial statements. Where quoted market prices are not available, we may make fair value determinations based on internally developed models or other means which ultimately rely to some degree on management judgment. Some of these and other assets and liabilities may have no direct observable price levels, making their valuation particularly subjective, being based on significant estimation and judgment. In addition, sudden illiquidity in markets or declines in prices of certain loans and securities may make it more difficult to value certain balance sheet items, which may lead to the possibility that such valuations will be subject to further change or adjustment and could lead to declines in our earnings.
Acquisitions could reduce our stock price upon announcement and reduce our earnings if we overpay or have difficulty integrating them. We regularly explore opportunities to acquire companies in the financial services industry. We cannot predict the frequency, size or timing of our acquisitions, and we typically do not comment publicly on a possible acquisition until we have signed a definitive agreement. When we do announce an acquisition, our stock price may fall depending on the size of the acquisition, the purchase price and the potential dilution to existing stockholders. It is also possible that an acquisition could dilute earnings per share.
     We generally must receive federal regulatory approvals before we can acquire a bank or bank holding company. In deciding whether to approve a proposed acquisition, federal bank regulators will consider, among other factors, the effect of the acquisition on competition, financial condition, and future prospects including current and projected capital ratios and levels, the competence, experience, and integrity of management and record of compliance with laws and regulations, the convenience and needs of the communities to be served, including our record of compliance under the Community Reinvestment Act, and our effectiveness in combating money laundering. Also, we cannot be certain when or if, or on what terms and conditions, any required regulatory approvals will be granted. We might be required to sell banks, branches and/or business units as a condition to receiving regulatory approval.
     Difficulty in integrating an acquired company may cause us not to realize expected revenue increases, cost savings, increases in geographic or product presence, and other projected benefits from the acquisition. The integration could result in higher than expected deposit attrition (run-off), loss of key employees, disruption of our business or the business of the acquired company, or otherwise harm our ability to retain customers and employees or achieve the anticipated benefits of the acquisition. Time and resources spent on integration may also impair our ability to grow our existing businesses. Also, the negative effect of any divestitures required by regulatory authorities in acquisitions or business combinations may be greater than expected.
Federal and state regulations can restrict our business, and non-compliance with regulations could result in penalties, litigation and damage to our reputation. ~~Our~~ As described above, our parent company, our subsidiary banks and many of our nonbank subsidiaries such as those related to our retail brokerage and mutual fund businesses are heavily regulated at the federal and/or state levels. This regulation is to protect depositors, federal deposit insurance funds, consumers, investors and the banking system as a whole, not necessarily our stockholders. Federal and state regulations can significantly restrict our businesses, and we could be fined or otherwise penalized if we are found to be out of compliance.
     The Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley) limits the types of non-audit services our outside auditors may provide to us in order to preserve their independence from us. If our auditors were found not to be “independent” of us under SEC rules, we could be required to engage new auditors and file new financial statements and audit reports with the SEC. We could be out of compliance with SEC rules until new financial statements and audit reports were filed, limiting our ability to raise capital and resulting in other adverse consequences.
     Sarbanes-Oxley also requires our management to evaluate the Company’s disclosure controls and procedures and its internal control over financial reporting and requires our auditors to issue a report on our internal control over financial reporting. We are required to disclose, in our annual report on Form 10-K, the existence of any “material weaknesses” in our internal control. We cannot assure that we will not find one or more material weaknesses as of the end of any given year, nor can we predict the effect on our stock price of disclosure of a material weakness.
     From time to time Congress considers and/or adopts legislation, such as the Dodd-Frank Act, that could significantly change our regulatory environment~~, potentially increasing~~ and increase our cost of doing business, ~~limiting~~ limit the activities we may pursue or ~~affecting~~ affect the competitive balance among banks, savings associations, credit unions, and other financial ~~institutions~~ services companies.
     For more information, refer to the “Regulation and Supervision” section in our 2010 Form 10-K and to “Report of Independent Registered Public Accounting Firm” in this Report.
We may incur fines, penalties and other negative consequences from regulatory violations, possibly even inadvertent or unintentional violations. We maintain systems and procedures designed to ensure that we comply with applicable laws and regulations. However, some legal/regulatory frameworks provide for the imposition of fines or penalties for noncompliance even though the noncompliance was inadvertent or unintentional and even though there was in place at the time systems and procedures designed to ensure compliance. For example, we are subject to regulations issued by the Office of Foreign Assets Control (OFAC) that prohibit financial institutions from participating in the transfer of property belonging to the governments of certain foreign countries and designated nationals of those countries. OFAC may impose penalties for inadvertent or unintentional violations even if reasonable processes are in place to prevent the violations. There may be other negative consequences resulting from a finding of noncompliance, including restrictions on certain activities. Such a finding may also damage our reputation (see below) and could restrict the ability of institutional investment managers to invest in our securities.
Negative publicity could damage our reputation and business. Reputation risk, or the risk to our business, earnings and capital from negative public opinion, is inherent in our business~~. Negative public opinion~~ and increased substantially because of the financial crisis and the increase in our size and profile in the financial services industry following our acquisition of Wachovia. The reputation of the financial services industry in general has been damaged as a result of the financial crisis and other matters affecting the financial services industry, including mortgage foreclosure issues, and negative public opinion about the financial services industry generally or Wells Fargo specifically could adversely affect our ability to keep and attract customers and expose us to adverse legal and regulatory consequences. Negative public opinion could result from our actual or alleged conduct in any number of activities, including lending practices, mortgage servicing and foreclosure activities, corporate governance, regulatory compliance, mergers and acquisitions, and disclosure, sharing or inadequate protection of customer information, and from actions taken by government regulators and community organizations in response to that conduct. Because we conduct most of our businesses under the “Wells Fargo” brand, negative public opinion about one business could affect our other businesses and also could negatively affect our “cross-sell” strategy.
Federal Reserve Board policies can significantly affect business and economic conditions and our financial results and condition. The FRB regulates the supply of money and credit in the United States. Its policies determine in large part our cost of funds for lending and investing and the return we earn on those loans and investments, both of which affect our net interest margin. They also can materially affect the value of financial instruments we hold, such as debt securities and MSRs. Its policies also can affect our borrowers, potentially increasing the risk that they may fail to repay their loans. Changes in FRB policies are beyond our control and can be hard to predict.
Risks Relating to Legal Proceedings. Wells Fargo and some of its subsidiaries are involved in judicial, regulatory and arbitration proceedings concerning matters arising from our business activities. Although we believe we have a meritorious defense in all material significant litigation pending against us, there can be no assurance as to the ultimate outcome. We establish reserves for legal claims when payments associated with the claims become probable and the costs can be reasonably estimated. We may still incur legal costs for a matter even if we have not established a reserve. In addition, the actual cost of resolving a legal claim may be substantially higher than any amounts reserved for that matter. The ultimate resolution of a pending legal proceeding, depending on the remedy sought and granted, could materially adversely affect our results of operations and financial condition.
     For more information, refer to Note 14 (Guarantees and Legal Actions) to Financial Statements in this Report.
Risks Affecting Our Stock Price Our stock price can fluctuate widely in response to a variety of factors, in addition to those described above, including:
•	general business and economic conditions;

•	recommendations by securities analysts;

•	new technology used, or services offered, by our competitors;

•	operating and stock price performance of other companies that investors deem comparable to us;

•	news reports relating to trends, concerns and other issues in the financial services industry;

•	changes in government regulations;

•	natural disasters; and

•	geopolitical conditions such as acts or threats of terrorism or military conflicts.

Exhibit B
The following table provides a draft reconciliation of Tier 1 Common Equity under Basel I to Tier 1 Common Equity anticipated under Basel III.
Table XX: Tier 1 Common Equity under Basel I and Basel III (1)

		Mar. 31,
(in billions)		2011

Total Equity		$134.9
Noncontrolling interests		(1.5)

Total Wells Fargo stockholders’ equity		133.4

Adjustments:
Preferred equity		(10.6)
Goodwill and intangible assets (other than MSRs)		(35.1)
Applicable deferred taxes		4.2
MSRs over specified limitations		(0.9)
Cumulative other comprehensive income		(4.9)
Other		(0.1)

Tier 1 common equity under Basel I	(A)	$86.0

Adjustments from Basel I to Basel III:
Cumulative other comprehensive income (2)		4.9
Threshold deductions defined under Basel III (2)(3)		(6.8)

Tier 1 common equity anticipated under Basel III	(B)	$84.1

Total risk-weighted assets under Basel I (4)	(C)	$962.9

Total risk-weighted assets anticipated under Basel III (4)	(D)	$1,167.1

Tier 1 common equity to total risk-weighted assets under Basel I	(A)/(C)	8.93%

Tier 1 common equity to total risk-weighted assets anticipated under Basel III	(B)/(D)	7.21%

(1)	Tier 1 common equity is a non-generally accepted accounting principal (GAAP) financial measure that is used by investors, analysts and bank regulatory agencies to assess the capital position of financial services companies. Tier 1 common equity includes total Wells Fargo stockholder’s equity, less preferred equity, goodwill and intangible assets (excluding mortgage servicing rights (MSRs)), net of related deferred taxes, adjusted for Tier 1 regulatory capital limitations specified under Basel I and currently anticipated under Basel II and III primarily related to deferred taxes, MSRs, and cumulative other comprehensive income. Wells Fargo reviews Tier 1 common equity along with other measures of capital as part of its financial analyses and has included this non-GAAP financial information, and the corresponding reconciliation to total equity, because of current interest in such information on the part of market participants. The anticipated Tier 1 common equity under Basel III is preliminary and will require approval by regulatory authorities.

(2)	Volatility in interest rates can have a significant impact on the valuation of cumulative other comprehensive income and MSRs and therefore, impact adjustments under Basel III in future reporting periods.

(3)	Threshold deductions under Basel III include individual and aggregate limitations, as a percentage of Tier 1 common equity (as defined under Basel III), with respect to MSRs, deferred tax assets and investments in unconsolidated financial companies.

(4)	Under the regulatory guidelines for risk-based capital under Basel I, on-balance sheet assets and credit equivalent amounts of derivatives and off-balance sheet items are assigned to one of several broad risk categories according to the obligor or, if relevant, the guarantor or the nature of any collateral. The aggregate dollar amount in each risk category is then multiplied by the risk weight associated with that category. The resulting weighted values from each of the risk categories are aggregated for determining total risk-weighted assets. Under current Basel proposals, risk-weighted assets incorporate different classifications of assets, with certain risk weights based on a borrower’s credit rating or Wells Fargo’s own risk models, along with adjustments to address a combination of credit/counterparty, operational and market risks, and other and Basel III elements. The amount of risk-weighted assets anticipated under Basel III is preliminary and subject to change depending on final promulgation of Basel III capital rulemaking and interpretations thereof by regulatory authorities.

B-1